As filed with the Securities and Exchange Commission on February 21, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Distance Education Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	N/A
(jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

+86-10-8231-9999

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

Telephone: (212) 894-8940

(Name, address, and telephone number of agent for service)

With copies to:

David Roberts, Esq. O’Melveny & Myers LLP Yin Tai Centre Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Beijing 100022 People’s Republic of China +86-10-6563-4200	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value US$0.0001 per share(2)(3)	US$120,000,000	US$15,456

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 filed with the Commission on July 15, 2008 (File No. 333-152345). Each American depositary share represents four ordinary shares.
(3)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor any selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY     , 2014

PRELIMINARY PROSPECTUS

American Depositary Shares

China Distance Education Holdings Limited

Representing                      Ordinary Shares

We are offering                      American depositary shares, or ADSs, and the selling shareholders identified in this prospectus are offering an additional                      ADSs. Each ADS represents four ordinary shares, par value US$0.0001 per ordinary share. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “DL.” The last reported sale price of our ADSs on February 20, 2014 was US$24.44 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

We and the selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of an additional                      ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2014.

Morgan Stanley	Credit Suisse

Oppenheimer & Co.	Piper Jaffray

The date of this prospectus is             , 2014

You should rely only on the information contained or incorporated by reference in this prospectus or any related free writing prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on its cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

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PROSPECTUS SUMMARY

This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus and information incorporated by reference into this prospectus. You should carefully read the entire prospectus and the information incorporated by reference, especially the risks of investing in our ADSs discussed in “Risk Factors” before making an investment decision.

Our Business

Our mission is to be a life-long, comprehensive online education partner for professionals and other learners in China. In particular, we focus on helping professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses. We are the largest provider of online education in China primarily focusing on professional education, as measured by total number of course enrollments in 2012, according to a 2013 industry report prepared by CCID China Market Intelligence Center, or the 2013 CCID Report. Our total course enrollments from continuing operations were 1,601,000, 2,203,000 and 2,700,000 for the fiscal years ended September 30, 2011, 2012 and 2013, respectively, and were 939,300 in the three months ended December 31, 2013, compared to 898,000 in the three months ended December 31, 2012. As of December 31, 2013, our content library encompassed 237 course offerings, approximately 4,500 classes, and close to 22,000 hours of audio-video content across 13 subject areas.

We believe our course participants are attracted to us by our high-quality, results-oriented courses, our students’ superior learning experience empowered and supported by our robust, comprehensive and easy-to-use proprietary online Learning Management System that can be accessed via both PC and mobile devices, and our comprehensive learning support and services. We believe these attributes result in better performance for our test preparation courses, as measured by higher than national average exam passage rates, and will help us further expand our leadership position in the online professional education market. Our online courses typically feature pre-recorded, high-definition audio-video lectures taught by experts within their respective fields. Lectures can be viewed either through streaming via the Internet or can be downloaded to various devices, including computers, tablets and smart phones. To enhance the learning experience, our online lectures are supplemented by our proprietary Learning Management System which tracks students’ individual study progress, enables students to record course notes, and enables students to collect incorrectly answered questions for future review and provides other content, such as course outlines, exercise questions, mock exams, and Frequently Asked Questions and Answers. In addition, we provide comprehensive course-related support services that include online tutoring and 24/7 customer service via our call center.

Our websites also generate significant user traffic. As of December 31, 2013, we had 25.4 million cumulative registered users, and we believe our websites were among the most visited websites in China’s education industry, as measured by 1.0 million total average daily unique visitors and 40.6 million average daily page views for our fiscal year 2013. According to the 2013 CCID Report, among all online professional education companies, we offer the most mobile applications. As of December 31, 2013, we offered 34 downloadable and proprietary mobile applications and have had over 3.3 million downloads as of that date. We have a track record of successfully converting our user traffic into course enrollments and will continue to pursue opportunities to further monetize our user traffic and content library.

We focus our online professional education services in three high-growth industries: accounting, healthcare and engineering & construction. In addition, we also offer other professional education courses, such as the national judicial examination, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We have started to offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content and deliver live courses online.

As of December 31, 2013, we operated 17 websites, including our main website www.cdeledu.com and 16 other websites, each dedicated to a specific industry, profession or discipline. Our online education courses accounted for 74.1%, 77.3% and 82.1% of our net revenues in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. In addition to traditional online courses, we have begun to offer certain fee-based, mobile accounting courses through an app available on Android and Apple iOS tablets and smart phones and plan to roll out fee-based, mobile courses for other disciplines, such as our healthcare and engineering & construction courses. Furthermore, we also sell books and reference materials, offer offline business start-up training courses and offline accounting and healthcare professional training, and provide courseware production services and platform production services for certain customers.

Our net revenues were US$41.6 million, US$52.1 million and US$71.4 million in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. We had net income of US$8.2 million and US$13.6 million in the fiscal years ended September 30, 2012 and 2013, respectively, compared to a net loss of US$3.8 million in the fiscal year ended September 30, 2011. Our net revenues increased by 43.7% to US$18.7 million in the three months ended December 31, 2013 from US$13.0 million in the three months ended December 31, 2012. Our net income increased by 131.9% to US$3.4 million in the three months ended December 31, 2013 from US$1.5 million in the three months ended December 31, 2012.

Our Industry

China has a large and rapidly growing education market. Demand for professional education and test preparation services in China continues to increase. We believe the need for companies and other institutions in China to continuously improve the skills and effectiveness of their employees creates growing demand for qualified professionals in areas such as accounting, healthcare, engineering & construction, law, finance, information technology and other industries. Increasing competition in the job market, coupled with the possibility of improvements in career prospects, are motivating job seekers and working professionals to continuously develop their skills and knowledge, and to better equip themselves with relevant professional certifications and qualifications. According to the 2013 CCID Report, the professional education and test preparation market in China has grown from RMB157.0 billion (US$23.8 billion) in 2010 to RMB250.0 billion (US$40.1 billion) in 2012 and is expected to reach RMB400.0 billion (US$66.1 billion) in 2015, representing a compound annual growth rate, or CAGR, of 20.6% from 2010 to 2015.

Over the past two decades, the internet sector in China has evolved from serving purely as an information conduit into a highly diverse, multi-use services platform that consumers are rapidly embracing. The widespread acceptance of online gaming and e-commerce in China is demonstrated by the significant growth rates in these markets over the past several years. Against this positive backdrop, we believe online education will be able to achieve rapid and sustainable growth as both corporates and professionals continue to pursue professional education services to strengthen their career prospects.

China has the largest number of Internet and mobile users in the world and online learning continues to gain popularity and acceptance as a means of receiving professional education. Online learning is particularly attractive to working professionals and employers since it provides course participants with the flexibility to take interactive courses at times and locations most convenient for them and to receive on-demand assistance with their academic programs. It also enables educational service providers to utilize Internet and mobile-based platforms to reach and serve a broader base of students without incurring substantial incremental costs, such as those relating to hiring additional teachers and rental costs for physical classrooms. With the increase in China’s higher and professional education participation rates, growth of Internet and mobile use and improvements in online payment systems in China, we believe that online education will continue to be an attractive and growing market.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and leading market position in the online education sector in China and differentiate us from our competitors.

Largest provider of online professional education in China with strong nationally recognized brands

According to the 2013 CCID Report, we are the largest provider of online education in China focusing on professional education, as measured by revenues in 2012. We have dominant market shares in our main industry verticals, namely our professional accounting education website, www.chinaacc.com, our professional healthcare education website, www.med66.com, and our professional engineering & construction education website, www.jianshe99.com, with respective market shares of 72.5%, 73.0% and 39.1%, as measured by revenues in 2012, according to the same report. Our success in multiple course subject verticals has demonstrated our ability to replicate and scale our business model beyond our original focus on professional education for the accounting industry. For the fiscal year ended September 30, 2013, we had course enrollments of over 2.7 million across all of our courses. Our course enrollments increased by 4.6% to 939,300 in the fiscal quarter ended December 31, 2013 from 898,000 in the fiscal quarter ended December 31, 2012. Our leading position enhances our reputation in the market and significantly strengthens our ability to attract new course participants and to compete for talented lecturers.

We believe we are one of the most recognized providers of online education and test preparation courses in China. In particular, our education brands in the areas of accounting, healthcare and engineering & construction are well established and recognized by professionals in those sectors. In 2013, we were recognized as the Most Influential Online Education Group by NetEase, the Most Comprehensive China Education Brand by Xinhua Net, and among the Top Ten Leading Brands in China Distance Education Industry by the People’s Daily. In addition, some of our more established individual websites have gained national recognition in their specific areas and were named among the top online education websites within their respective industries. For example, in 2013, our accounting education website, www.chinaacc.com, was recognized as the Best Online Education Institution by Sina, our healthcare education website, www.med66.com, was recognized as the China Leading Online Education Institution in Ten Years by Tencent, and our engineering & construction website, www.jianshe99.com, was recognized as the China Top Ten Best Online Education Institution by the Xinhua Net. We believe our strong reputation in the online education industry has allowed us to further expand the market share of our existing courses and to successfully introduce new courses.

High-quality, results-oriented courses enabled by a comprehensive proprietary online platform and superior customer service and user learning experience

We believe that our high-quality, results-oriented courses, comprehensive proprietary online platform and superior customer service and user learning experience help us achieve high levels of customer satisfaction and drive our sustainable growth.

•	High-quality, results-oriented courses taught by leading lecturers and supported by a well-trained pool of tutors and a comprehensive Learning Management System.

We focus on results: our courses are designed to increase exam passage rates and enhance job skills for our course participants. Our courses are conducted by experienced and highly qualified lecturers, many of whom teach at renowned post-secondary educational institutions in China or are experienced practitioners in their respective fields. To ensure the quality of our lecturers, we maintain stringent selection criteria and ongoing monitoring and evaluation procedures. We employ lecturers with strong communication skills and the ability to deliver effective instruction using the high-definition audio-video format.

Providing outstanding course-related support and services to our course participants is critical to our success. We maintain a well-trained pool of tutors to provide accurate and timely responses to course-related questions through our online question and answer board. All questions are answered within 24 hours after they are submitted. We believe that our high-quality tutorial and learning support services enhance the learning experience and customer loyalty. We had 280 lecturers who actively produced online courses for us in the three months ended December 31, 2013 and 199 full time tutors and 27 part-time tutors as of December 31, 2013.

Our proprietary Learning Management System tracks student’s individual study progress, enables students to record course notes, and enables students to collect incorrectly answered questions for future review and provides other content, such as course outlines, exercise questions, mock exams, and Frequently Asked Questions and Answers.

•	Easy-to-use proprietary online platform combining Internet and mobile technology to deliver our courses anywhere.

Our pre-recorded high-definition audio-video lectures can be accessed by course participants anytime, anywhere via the Internet or mobile devices. In addition to lectures, our vast content library, which encompassed 237 course offerings, approximately 4,500 classes, and close to 22,000 hours of audio-video content across 13 subject areas as of December 31, 2013, is also readily accessible to course participants at home, at work or on the move. We place great importance on maintaining a reliable, scalable and secure technology infrastructure that supports simultaneous use by tens of thousands of course participants through their computers and mobile devices.

In recent years, increasing numbers of course participants access our courses using tablets and mobile phones. We have spent significant time and resources to ensure that the same functions, such as audio-video courses, exercise questions, study notes, tutoring support and customer support, are easily accessible on mobile devices. For the month ended September 30, 2013, approximately 75% of our accounting course participants had used their mobile devices to access our accounting courses. On average, they logged into their mobile devices 44 times in the same month. Once logged in, approximately 37% of them spent 30 minutes or more accessing our courses and learning materials. According to the 2013 CCID Report, among all online professional education companies, we offer the most mobile applications. As of December 31, 2013, we offered 34 downloadable and proprietary mobile applications such as “accounting mobile classroom”, “one exercise a day”, “accounting exam practice question bank” and had over 3.2 million downloads as of that date.

•	Superior customer service. We provide comprehensive general customer services to our course participants. We have a dedicated customer service team, which is accessible by email or phone through our dedicated call center 24 hours a day, seven days a week. Our customer support team provides potential and existing course participants with information and counselling regarding our courses and services, recommends the most suitable courses based on individual needs, conducts regular telephone interviews seeking customer feedback on their learning experience and provides additional technical and other support. In addition, our extensive network of regional sales agents across China also provides offline support to our customers.

Diverse course offerings that address the lifelong learning needs of a large market

We offer a diverse and comprehensive range of online education and test preparation courses through 16 industry-specific websites and related mobile applications covering 13 subjects. As of December 31, 2013, our content library comprised 237 course offerings, approximately 4,500 classes and close to 22,000 hours of audio-video content. The areas we cover generally place great importance on qualification exams and continuous professional development needs. In addition, we provide online courses for continuing education for professionals and other course participants to fulfill governmental and professional requirements, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees and online secondary school and college students preparing for various academic and entrance exams. We also offer online foreign language courses. The breadth and diversity of our courses allow us to address the educational needs of our customers throughout their professional lives and even as they change careers or advance to different roles within their existing careers, as well as diversifying our sources of revenues and enhancing our growth potential.

Highly scalable and replicable online education platform

We operate a highly scalable and replicable online education model. To respond to new market opportunities, our content development team quickly develops new courses to serve participants in high growth disciplines. Our online delivery model permits high course-participant-to-lecturer ratios, a critical factor in our rapid growth. Our number of online lecturers actively producing online courses for us has remained steady over the years at 325, 376 and 385 in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. There is almost no limit to the number of course participants that can enroll in each pre-recorded course delivered by a lecturer. Because we deliver most of our courses online, we do not invest too much in physical classroom space. Instead, we focus on improving our technology infrastructure to support convenient and quality access to our courses and learning content over computers and mobile devices. Our platform can support significant growth in course enrollments and is easily adapted for the addition of new courses. The highly flexible nature of our business model and platform allows us to scale our business efficiently and add or update courses with relatively low incremental costs. As a result, we benefit from operating leverage as evidenced by expanding EBIT margin from continuing operations for the fiscal years ended September 30, 2012 and 2013 at 18.1% and 22.3%, respectively.

Experienced and stable management team

Our senior management team has a proven track record in the online education industry. Most of our management team have been working together since our inception. Our senior management team is led by our Chairman and Chief Executive Officer, Zhengdong Zhu, who has been managing our company since co-founding it in 2000. Mr. Zhu is a pioneer in the online education industry in China and possesses in-depth knowledge and extensive experience in the areas of telecommunications and online education. Mr. Zhu has received a number of prominent education industry awards in 2013, including among others, the 2013 Outstanding Contribution to the Education Industry awarded by Sina, the 2013 Outstanding Leader in China Education Industry awarded by Sohu, and the Annual Education Industry Leader awarded by Tencent.

Our Growth Strategies

Our goal is to strengthen our position as a leading provider of online education in China by pursuing the following growth strategies:

Increase enrollments in existing courses

We believe that maintaining our strong reputation for providing high-quality, results-oriented courses with superior course-related services and user experience will allow us to reach a broader base of course participants and increase new enrollments. We plan to continue to enhance our brands by consistently offering high-quality courses and course-related support and services anytime, anywhere. We plan to regularly enhance our technology and the interactive features of our courses to attract and retain course participants. We will also seek to improve the learning experience for our course participants by enhancing the quality and responsiveness of our tutoring services and general customer support through ongoing trainings of our tutors and customer support staff.

Expand course offerings and lifelong learning programs

We believe that our leading position depends on the breadth and quality of our course offerings. Our goal is to leverage our experience and business model to further expand our course offerings into new markets and within our existing industries to increase spending by our customers. We aim to offer new courses in disciplines which we believe are in high demand in China. When we identify disciplines in high demand, we introduce online training courses that leverage our online platform and content development expertise to serve professionals in those disciplines. We intend to continuously evaluate new, high growth areas of education and develop new courses and services in these areas. For example, we are in the process of rolling out an expanded and enhanced offering for students of the Chinese language through our www.estudychinese.com website. We are also leveraging our proprietary Open Learning Platform to deliver more pre-recorded and real-time audio-video courses, including those offered by third-party scholars after passing our rigorous quality control standards.

The breadth and comprehensive nature of our courses also allows us to meet the educational needs of our customers throughout their professional lives and even as they change careers or advance to different roles within their existing careers. We believe that the ability to provide lifelong education programs to an increasingly diverse group of course participants will further solidify our position as a leader in the online education market.

Further enhance our mobile educational delivery capabilities

We plan to capitalize on our early success with the adoption of mobile technologies to further enhance user experience and the ability of course participants to attend our courses anytime, anywhere, whether at home or at work or on the move. For the month ended September 30, 2013, approximately 75% of our accounting course participants had used their mobile devices to access our accounting courses. On average, they logged into their mobile devices 44 times in the same month. Once logged in, approximately 37% of them spent 30 minutes or more accessing our courses and learning materials. We have begun to offer certain fee-based, mobile accounting courses through an app on Android and Apple iOS tablets and smart phones and plan to roll out fee-based, mobile courses for other disciplines, such as healthcare and engineering & construction courses. We also intend to leverage our mobile applications to increase user loyalty, brand recognition and total course enrollments.

Risk Factors

The success of our business is subject to a number of risks and uncertainties, including those relating to:

•	our ability to continue to attract course participants to enroll in our courses;

•	our ability to develop and introduce new courses, services and products that meet our target customers’ expectations, or to adopt new technologies important to our business;

•	the continued success of our key brands and the enhancement of our newer brands;

•	changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or changes in the government authorities’ subsidy policy with respect to our business start-up training courses;

•	substantial uncertainties and restrictions with respect to the interpretation and application of PRC laws and regulations relating to the distribution of Internet content, including audio-video content, in China; and

•	the corporate structure we have adopted to operate our online education and test preparation business in China, under which we do not enjoy any equity ownership in Beijing Champion, our principal operating entity, and its subsidiaries, and instead exercise control over Beijing Champion and its subsidiaries through contractual arrangements with Beijing Champion and its shareholders.

See “Risk Factors” for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate Structure

Due to PRC legal restrictions on foreign ownership and investment in the Internet content distribution industry in China, we operate our online education business through Beijing Champion, a domestic PRC company owned by Mr. Zhengdong Zhu and Ms. Baohong Yin, both of whom are PRC citizens, and Beijing Champion’s subsidiaries. We have entered into a series of contractual arrangements with Beijing Champion and its shareholders. As a result of these contractual arrangements, we have the power to direct the activities of, and have the right to receive benefits from, Beijing Champion and, accordingly, under U.S. GAAP, we consolidate Beijing Champion’s operating results in our consolidated financial statements. For risks associated with these contractual arrangements, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

The following diagram illustrates our corporate and share ownership structure as of the date of this prospectus.

Corporate Information

Our principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, the People’s Republic of China. Our telephone number at this address is +86-10-8231-9999 and our fax number is +86-10-8233-7887. Our main website is www.cdeledu.com. The information contained on this website and our other websites is not part of this prospectus.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	all references to “years” are to the calendar year from January 1 to December 31 and references to our “fiscal year” or “fiscal years” are to the fiscal year or years ended September 30;

•	“we,” “us,” “our company,” “our” and “CDEL” refer to China Distance Education Holdings Limited and its subsidiaries and PRC affiliated entity, Beijing Champion Hi-Tech Co., Ltd., or Beijing Champion, and its subsidiaries, as the context requires;

•	“course enrollment” for a period refers to the cumulative total number of fee-based courses enrolled in by our course participants during such period, counting each and every course enrolled in by a single student as one course enrollment;

•	“China,” “Chinese” and “PRC” refers to the People’s Republic of China, excluding Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollar,” “dollar,” “$” or “US$” are to the legal currency of the United States; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

The Offering

Offering price per ADS	US$ per ADS

ADSs being offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

ADSs being offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

ADSs outstanding immediately after this offering	Shares (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	Shares (or ordinary shares if the underwriters exercise their over-allotment option in full)

Over-allotment option to purchase additional ADSs	The underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to a total of an additional ADSs from us and the selling shareholders.

New York Stock Exchange trading symbol	“DL”

The ADSs	Each ADS represents four ordinary shares, par value US$0.0001 per share.

•	The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

•	If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary for delivery of ordinary shares underlying your ADSs. The depositary will charge you fees for any such exchange.

•	We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which was filed as an exhibit to the registration statement on Form F-6 filed with the SEC on July 15, 2008.

Depositary	Deutsche Bank Trust Company Americas.

Timing and settlement of ADSs	The ADSs are expected to be delivered against payment on or about , 2014.

The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, security entitlements in the ADSs will be shown on, and transfers of these security entitlements will be effected only through, records maintained by DTC and its direct and indirect participants.

Lock-up	We and the selling shareholders have agreed with the underwriters, subject to certain customary exceptions, not to sell, transfer or otherwise dispose of any of our ADSs or ordinary shares or securities that are convertible into or exchangeable for our ADSs or ordinary shares during the period from the date of this prospectus through the date 90 days after the date of this prospectus, except with the prior written consent of the underwriter. See “Underwriting.”

Use of proceeds	We anticipate using the net proceeds we received from this offering for general corporate purposes, including working capital and capital expenditures relating to the expansion of our operations.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

Summary Consolidated Financial Data

You should read the following information in conjunction with our annual report on Form 20-F for the year ended September 30, 2013, and our consolidated financial statements and related notes, and other financial information, included elsewhere or incorporated by reference in this prospectus. The following summary consolidated financial information has been derived from our consolidated financial statements included elsewhere or incorporated by reference in this prospectus. Our summary consolidated statements of operations data for the years ended September 30, 2011, 2012 and 2013, and our consolidated balance sheet data as of September 30, 2012 and 2013 have been derived from our audited consolidated financial statements for the relevant periods incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended September 30, 2013 that was filed with the Securities and Exchange Commission on December 27, 2013.

Our summary unaudited interim condensed consolidated statements of operations data for the three months ended December 31, 2012 and 2013 and our unaudited interim condensed consolidated balance sheet data as of December 31, 2013 were derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. Our unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results do not necessarily indicate our results expected for any future periods.

Selected Consolidated Financial Data

	For the Year Ended September 30,			For the Three Months Ended December 31,
	2011	2012	2013	2012	2013
	(In thousands of US$, except share, per share and per ADS data)
Selected Consolidated Financial Data:
Net revenues:
Online education services	30,788	40,281	58,573	10,779	15,722
Books and reference materials	4,743	4,438	5,129	761	1,111
Others	6,033	7,383	7,658	1,463	1,858

Total net revenues	41,564	52,102	71,360	13,003	18,691

Cost of sales:
Cost of services (5)	(16,840)	(20,494)	(27,073)	(5,604)	(7,852)
Cost of tangible goods sold	(2,794)	(2,587)	(2,844)	(509)	(578)

Total cost of sales	(19,634)	(23,081)	(29,917)	(6,113)	(8,430)

Gross profit	21,930	29,021	41,443	6,890	10,261
Operating expenses
Selling expenses (5)	(9,771)	(11,337)	(15,673)	(2,779)	(3,822)
General and administrative expenses (5)	(12,221)	(8,248)	(9,806)	(2,454)	(2,678)
Impairment of purchased call option	(1,115)	—	—	—	—

Total operating expenses	(23,107)	(19,585)	(25,479)	(5,233)	(6,500)
Other operating income	603	58	59	3	49

Operating income (loss)	(574)	9,494	16,023	1,660	3,810
Interest income net	883	1,119	1,415	253	507
Exchange loss	(143)	(40)	(77)	(21)	(38)

	For the Year Ended September 30,			For the Three Months Ended December 31,
	2011	2012	2013	2012	2013
	(In thousands of US$, except share, per share and per ADS data)
Income before income taxes	166	10,573	17,361	1,892	4,279
Less: Income tax expense	(971)	(2,600)	(3,797)	(416)	(856)

Net income (loss) from continuing operations	(805)	7,973	13,564	1,476	3,423
Net loss of continuing operations attributable to noncontrolling interest	303	—	—	—	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	(502)	7,973	13,564	1,476	3,423
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(3,300)	236	—	—	—

Net income (loss) attributable to China Distance Education Holdings Limited	(3,802)	8,209	13,564	1,476	3,423

Net income (loss) per ordinary share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.00	0.06	0.10	0.01	0.03
Basic from discontinued operations	(0.03)	0.00	—	—	—
Basic	(0.03)	0.06	0.10	0.01	0.03
Diluted from continuing operations	0.00	0.06	0.10	0.01	0.02
Diluted from discontinued operations	(0.03)	0.00	—	—	—
Diluted	(0.03)	0.06	0.10	0.01	0.02
Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders (1)
Basic from continuing operations	(0.01)	0.24	0.04	0.04	0.10
Basic from discontinued operations	(0.10)	0.01	—	—	—
Basic	(0.11)	0.25	0.40	0.04	0.10
Diluted from continuing operations	(0.01)	0.24	0.40	0.04	0.10
Diluted from discontinued operations	(0.10)	0.01	—	—	—
Diluted	(0.11)	0.25	0.40	0.04	0.10
Weighted average shares used in calculating net income (loss) per share:
Basic	133,571,727	133,996,737	135,174,562	134,754,567	135,805,355
Diluted	133,571,727	134,363,108	136,399,233	135,496,638	137,117,556
Other Consolidated Financial Data from Continuing Operations:
Gross Margin (2)	52.8%	55.7%	58.1%	53.0%	54.9%
Operating Margin (3)	(1.4)%	18.2%	22.5%	12.8%	20.4%
Net Margin (4)	(1.2)%	15.3%	19.0%	11.4%	18.3%

(1)	One ADS represents four ordinary shares.
(2)	Gross margin represents gross profit as a percentage of net revenues.
(3)	Operating margin represents operating income (loss) as a percentage of net revenues.
(4)	Net margin represents net income (loss) from continuing operations as a percentage of net revenues.

(5)	Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended September 30,			For the Three Months Ended December 31,
	2011	2012	2013	2012	2013
	(in thousands of US$)
Cost of services	1,999	37	56	13	—
Selling expenses	678	16	47	6	—
General and administrative expenses	3,347	88	522	181	73

Total share-based compensation expenses	6,024	141	625	200	73

	As of September 30,			As of December 31,
	2011	2012	2013	2013
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	49,738	49,723	71,919	55,783
Term deposits	7,839	7,956	817	9,085
Restricted cash	2,676	6	6	16,519
Total assets	93,878	89,986	105,994	114,737
Deferred revenue	7,861	9,450	17,143	19,085
Refundable fees	2,580	3,524	4,300	4,636
Total liabilities	21,144	25,369	41,474	45,620
Total China Distance Education Holdings Limited shareholders’ equity	72,734	64,617	64,520	69,117
Total liabilities and equity	93,878	89,986	105,994	114,737

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risk factors described below, before making an investment in our ADSs. The following risk factors describe conditions, circumstances or uncertainties that create or enhance risks to our business, financial condition and results of operations or otherwise to the value of your investment in our ADSs. Any of these risks could result in a decline in the market price of our ADSs, in which case you could lose all or part of your investment.

Risks Relating to Our Business

If we are unable to continue to attract course participants to enroll in our courses, or to charge our course participants competitive but profitable fees, our revenues may decline and we may not be able to maintain profitability.

The continued success and growth of our business depend primarily on the number of enrollments in our courses and the amount of course fees that we can charge. This in turn will depend on several factors, including our ability to develop new courses and improve existing courses to respond to changes in market trends and demands of course participants, to effectively market our courses to a broader base of prospective course participants, to train and retain qualified lecturers and tutors, to develop or acquire additional high-quality educational content and to respond to competitive pressures. In addition, the expansion of our courses, services and products in terms of the types of offerings may not succeed due to competition, our failure to effectively market our new courses, services and products or to maintain their quality and consistency, or other factors. For example, with respect to our Gaokao retake preparation and high-school supplementary tutoring business operated by Champion Xinlixiang, we suffered significant operating losses for the fiscal year ended September 30, 2011. See our annual report on Form 20-F for the fiscal year ended September 30, 2013 filed with the SEC on December 27, 2013 (File No. 001-34122) for further information. As a result, we discontinued such business in September 2011 and sold it to a third party in May 2012. In addition, with respect to our offline Information Technology Application Training program supplementary services, it has not generated reasonable returns in the past few years, and, as a result, we ceased to operate such business in July 2013. Furthermore, we may not be able to develop and offer additional content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market requirements. If we are unable to continue to attract course participants to enroll in our courses, increase enrollments in our relatively new courses, or charge competitive but profitable fees, our revenues may decline and we may be unable to achieve revenue growth or maintain our profitability.

If we fail to develop and introduce new courses, services and products that meet our target course participants’ expectations, or adopt new technologies important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

Historically, our core business centered on the provision of online professional education and test preparation courses for accounting professionals. We have since expanded our course offerings to target course participants in the healthcare, engineering & construction, law and other industries, as well as participants of online courses for self-taught learners seeking higher education and other forms of online and offline education. In addition to regular classes, we have also introduced, in the past few years, “elite” classes and “premium” classes within some of our most popular course offerings to better serve the needs of high-end course participants. The profitability of the elite and premium classes may be subject to risks given that the course participants enjoy refund or discount privileges if certain pre-agreed conditions are met. We also offer business start-up training courses, which are subsidized by the PRC government, the profitability of which may be subject to risks given that the subsidy we are entitled to receive from the government in certain provinces and cities may be reduced if certain stipulated conditions in the government’s subsidy policies are not met. We intend to continue developing new courses, services and products. The timing of the introduction of new courses, services and products is subject to risks and uncertainties.

Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more of new courses, services or products. Moreover, we cannot assure you that any of these courses, products and services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income.

Technology standards in Internet and value-added telecommunications services and products in general, and in online education services in particular, may change over time. If we fail to anticipate and adapt to such technological changes, our market share and our business development could suffer, which in turn could have a material and adverse effect on our financial condition and results of operations. If we are unsuccessful in addressing any of the risks relating to new courses, services and products, our business may be materially and adversely affected.

Our business depends on the continued success of our key brands and the further enhancement of our newer brands. If we fail to maintain and enhance recognition of our brands, we may face difficulty in obtaining new business partners and course participants, and our business reputation and operating results may be harmed.

We believe that market awareness of our key brands, “Chinaacc” and “med66.com,” have contributed significantly to the success of our business. Maintaining and enhancing these key brands, further improving our brands in other industries and introducing new brands are critical to our efforts to grow our course participant base and attract additional business partners. We may need to incur significant marketing and promotion costs to maintain and enhance our brands. Failure to maintain and enhance recognition of our brands could have a material and adverse effect on our business, operating results and financial condition.

Our business could be adversely affected by changes in the perceived difficulty, requirements or formats of professional examinations, courses and continuing education in China, or changes in the government authorities’ subsidy policy with respect to our business start-up training courses.

We provide online professional education and test preparation courses relating to the accounting, healthcare, engineering & construction, law and other industries. In addition, we also provide online professional continuing education courses relating to the accounting, healthcare and engineering & construction industries. We have obtained approval and exclusive rights to offer self-taught study process monitoring programs in certain provinces and cities, to allow learners to earn up to 30% of the credits they need to obtain post-secondary self-taught education degrees. We also provide business start-up training courses, which are sponsored by government authorities, to university students and job seekers, using materials prepared in accordance with requirements of the relevant government authorities in various provinces and cities. If there is any material change to the perceived difficulty, requirements or formats of examinations, courses and continuing education in our course areas, and we are unable to modify or supplement our courses or training materials to address these changes in a timely manner, the demand for, and relevance of, our courses and training materials may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

In addition, we do not charge fees to course participants enrolled in our business start-up training courses; instead, we receive payments from the relevant government authorities for courses provided. Our net revenue generated from such courses is conditioned on our ability to meet the government stipulated conditions under the subsidy policies, which is determined by the government authorities’ assessment of the passage rate of our course participants’ business proposals as evaluated by such authorities, as well as the business start-up rate and employment rate of our course participants. If there are any material changes to the government subsidy policy, and we are unable to meet the newly stipulated conditions or to address these changes in a timely manner, our revenue generated from this course offering may be adversely affected, which could have an adverse impact on our financial condition and results of operations.

Our business is dependent on our lecturers comprised primarily of academics and experienced practitioners within their respective industries who are typically engaged on a part-time contractual basis.

The vast majority of our lecturers are academics from post-secondary educational institutions and experienced practitioners within their respective industries in China who typically work for us on a part-time basis. A small portion of our lecturers are our tutors who remain full-time employees after becoming our lecturers. The popularity and effectiveness of our courses depend, in part, on the teaching ability of these lecturers and their reputation as skilled lecturers. Consequently, our reputation and operating results could be adversely affected if we fail to attract qualified lecturers or to maintain or improve the quality of our lectures. For example, if our lecturers fail to deliver quality lectures as a result of inadequate devotion of their time and energy to our courses or for other reasons, our business may be adversely affected. In addition, as the online education industry grows and matures, we may face increasing competition from our competitors for lecturers with good reputations and effective teaching skills, and on whom we rely for delivering quality services and to maintain and promote our leading market position. Additionally, our lecturers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results. Furthermore, China has promulgated certain regulations prohibiting post-secondary teachers from engaging in part-time jobs that may have an adverse effect on their primary teaching posts and prohibiting public school teachers working in K-12 education institutions from providing paid tutoring services. If our lecturers choose to, or are forced to, discontinue their relationship with us to comply with the relevant regulations, we will need to seek new lecturers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

Failure to attract and retain qualified personnel and experienced senior management could disrupt our operations and adversely affect our business and competitiveness.

Our continuing success is dependent, to a large extent, on our ability to attract and retain qualified personnel and experienced senior management. If one or more of our senior management team members became unable or unwilling to continue to work for us, we may not be able to replace them within a reasonable period of time or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses in recruiting and training additional personnel. Although our senior management members are subject to certain non-compete restrictions during their employment and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. If any of our senior management joins a competitor or forms a competing business, our business may be severely disrupted. We have no key man insurance with respect to our key personnel that would provide insurance coverage payable to us for loss of their employment due to death or otherwise.

Mr. Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception, and a loss of his services in the future could severely disrupt our business and negatively affect investor confidence in us, which may also cause the market price of our ADSs to decline.

Mr. Zhengdong Zhu, our chairman, chief executive officer and co-founder of our business, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on Mr. Zhu’s expertise in, and familiarity with, our business operations, his relationships with our employees, and his reputation in the online education industry. In addition, Mr. Zhu continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhu were unable or unwilling to continue in his present positions, we may not be able to easily replace him and may incur additional expenses to identify and train his successor. In addition, if Mr. Zhu were to join a competitor or form a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhu is subject to certain non-compete restrictions during his employment with us and for a period of two years thereafter, we cannot assure you that such restrictions will be enforced under PRC law. Moreover, even if the departure of Mr. Zhu from our company would not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure could severely damage our business and operations and could negatively affect investor confidence in us, which may cause the market price of our ADS to go down. We do not maintain key man insurance on Mr. Zhu.

Mr. Zhengdong Zhu, our chairman and chief executive officer, beneficially owns a significant percentage of our outstanding ordinary shares and, as a result, he has significantly greater influence over us and our corporate actions relative to our public shareholders and his interests may not be aligned with the interests of other shareholders.

As of December 31, 2013, our co-founder and chief executive officer, Mr. Zhu, beneficially owned 72,024,481 ordinary shares or approximately 52.8% of our outstanding ordinary shares. Mr. Zhu has, and may continue to have, significant influence in determining the outcome of most corporate transactions and other matters submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Zhu, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Such events may occur even if they are opposed by our other shareholders.

We may lose market share, and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

We face competition from providers of traditional offline education, training and test preparation services, and expect to face increasing competition from existing competitors and new market entrants in the online professional education and test preparation market. The provision of professional education and test preparation courses over the Internet is a relatively recent concept. Although online education is increasingly perceived as an acceptable means of receiving training and instruction, traditional classroom instruction is still generally a more accepted method. We therefore compete with traditional offline educational institutions and training centers in the various disciplines in which we offer courses. As most of our courses are conducted solely online, if the preference for traditional forms of education and training persists or increases, we may not be able to compete effectively with competitors engaging in traditional forms of education and training. In addition, due to low barriers to entry for Internet-based businesses, we expect to face increasing competition from both existing domestic competitors and new entrants to the online education market. We may face increased competition from international competitors that cooperate with local businesses to provide services based on the international competitors’ technology and experience developed in their home markets.

Our present and future competitors may have longer operating histories, and greater financial, technical, marketing and other resources. They may be able to devote more resources to the development and promotion of their courses and services, and may be able to react more quickly to changing course participant requirements and demands, deliver competitive services at lower prices or respond to new technologies, trends or user preferences more effectively than we can. They may be able to offer services and products with better performance and prices than ours with the result that their services and products may gain greater market acceptance than ours. They may also offer free promotional services and products in connection with their marketing campaigns or significantly lower the prices for their services and products in order to attract course participants and capture additional market share. There is no assurance that we will be able to compete effectively with such present and future competitors or to adjust effectively to changing market conditions and trends. Our failure to compete effectively could erode our market share, result in fewer course participants, or lead to price reductions or increased spending for marketing and promotion of our courses, any of which may materially and adversely affect our profitability.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in, and adversely affect the price of, our ADSs.

We have experienced, and expect to continue to experience, seasonality in revenues, primarily due to seasonal changes in course enrollments and the timing of various exams. As the majority of our course participants take non-refundable courses relating to the main professional exams, which are typically held in May, September and October (May and September prior to fiscal year 2012), we typically experience higher revenues in the second half of each fiscal year. With respect to our refundable courses, which also primarily relate to the main professional exams, we typically experience higher revenues in the first half of each fiscal year (quarters ended March 31 and September 30 prior to fiscal year 2012). Additionally, as the majority of our course participants for professional continuing education courses take such courses in the second half of the calendar year, we typically experience higher revenues during the quarters ending September 30 and December 31 of each fiscal year. As a result, we historically have generated higher revenue in the second half of each fiscal year. Furthermore, our revenues may be significantly affected by the timing of various exams. For example, the 2012 Elementary Level and Intermediate Level Accounting Professional Qualification Exams, which were originally scheduled to be held in May 2012, were postponed to October 2012. As a result, refundable fees relating to such exams were not recognized as revenue in the fourth fiscal quarter ended September 30, 2012 and were instead recognized in the quarter ended December 31, 2012. In addition, as the mix of exams and course subjects changes over time, we expect to continue experiencing seasonality based on the timing of various exams. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become even more pronounced.

Higher labor costs, inflation and implementation of stricter labor laws in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4% and 2.6% in 2011 and 2012, respectively. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our course participants by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected. Furthermore, the PRC government has promulgated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not be at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and products. We have devoted considerable time and energy to the development and improvement of our websites, our online training platform and our training courses and materials.

We rely primarily on copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Third parties have, in the past, pirated our books and other course materials. Infringement upon, or misappropriation of, our proprietary technologies or other intellectual property, could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked by our websites, for the content of the books and reference materials or marketing materials that we or our lecturers publish or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We cannot assure you that in the future we will not receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we or our lecturers publish or distribute is protected by third parties’ copyrights or trademark.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and content of the materials displayed on our websites or delivered or shared through our services. We could also be subject to claims based on content accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, or emails. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to obtain a license to use the infringed or similar technology or content on commercially acceptable terms, or at all, could prevent us from producing and offering our services or products or cause us to incur great expense and delay in developing non-infringing services or products. Any of the above events could in turn have a material and adverse impact on our financial condition and results of operations. Any defamation or negligence claims against us, even if they do not result in liability to us, could cause us to incur significant costs in investigating and defending against these claims. We do not have general liability insurance to cover all potential claims to which we are exposed, and our insurance coverage may not be adequate to indemnify us from all liability that may be imposed.

Concerns about the security of our transaction systems and confidentiality of information on the Internet may reduce use of our services and impede our growth.

Public concerns over the security and privacy of electronic settlement, online transmittal and communications have to some extent constrained the rapid development and expansion of online transactions. If these concerns are not adequately addressed, they will restrict the growth of value-added telecommunications services generally, and in particular the use of the Internet as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general usage of value-added telecommunications services could decline, which could reduce our visitor traffic and the number of course participants, and impede our growth. We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyber attacks on our information technology systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft or misuse of personal data of our course participants. Further, security breaches could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation and ability to attract or retain course participants. In addition, we do not have any cyber security insurance coverage for our operations, and any material cyber attack on our information technology systems and our online education websites could expose us to substantial costs and losses.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-controlled telecommunications operators. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely on China Telecommunications Corporation, or China Telecom, China United Network Communications Group Co., Ltd., or China Unicom, and China Tie Tong Telecommunications Corporation, or China Tie Tong, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the telecommunications networks of China Telecom, China Unicom and China Tie Tong or if they otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues.

Furthermore, we have no control over the costs of services provided by China Telecom, China Unicom and China Tie Tong. If the prices that we pay for telecommunications and Internet services rise significantly, our gross profit and net income could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our visitor traffic may decrease, which in turn may harm our revenues.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and maintain course participants. Major risks involving our network infrastructure include:

•	breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data or malfunctions of software or hardware;

•	disruption or failure in the national backbone network, which would make it impossible for visitors and course participants to log on to our websites;

•	damage from fire, flood, power loss and telecommunications failures; and

•	any infection by or spread of computer virus.

Any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce course participant satisfaction and result in a reduction in the number of course participants using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our websites and course offerings. In addition, any security breach caused by hackings, which involve attempts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could cause a disruption in our services. Inadvertent transmission of computer viruses could expose us to a material risk of loss of our course files or litigation and possible liability, as well as damage to our reputation.

Furthermore, increases in the volume of traffic on our websites could also strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This would cause a disruption or suspension in our course offerings, which would hurt our brand and reputation, and thus negatively affect our revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by third-party service providers in multiple cities in China. We do not maintain any backup servers outside of these cities. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

We may continue to grant share options and/or restricted shares under our current or future share incentive plans, or modify the terms of existing share options, which may continue to materially impact our future results of operations or result in dilution to our shareholders.

We adopted our Share Incentive Plan in April 2008, or the Prior Plan, under which we had granted options for the purchase of a total of 11,045,500 ordinary shares to selected officers, employees, and lecturers as of December 31, 2013. We adopted in July 2008, and amended and restated in February 2009 and May 2012, respectively, our 2008 Performance Incentive Plan, or the New Plan, under which we reserved a maximum number of 17,944,379 ordinary shares as of December 31, 2013, plus an automatic annual adjustment. Pursuant to the New Plan, we had granted options for the purchase of a total of 3,162,500 ordinary shares, and issued 507,143 restricted shares, to selected directors, and employees as of December 31, 2013. In addition, we have reduced the exercise price of certain options under our Prior and New Plans in the past. In connection with the share options we granted and restricted shares we issued, we incurred US$6.0 million, US$0.1 million and US$0.6 million of share-based compensation expenses in the fiscal years ended September 30, 2011, 2012 and 2013, respectively. The expenses associated with options granted and restricted shares issued under the share incentive plans may continue to impact our future results of operations. In addition, if we grant additional options, restricted shares and other equity incentives in the future under our current or future share incentive plans, or modify the terms of existing share options, we could further incur significant share-based compensation expenses, or experience a reduction in our net income. Such actions could also result in dilution to our shareholders.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

We believe that our current cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to spend money on the further development of our “Chinaacc” and “med66.com” brands and other brands in the disciplines for which we offer courses. We do not expect our short-term and long-term cash requirements to be materially different.

Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include, for example, mergers and acquisitions, our sales performance, ability to control costs and expenses, and choice of financing arrangements. Any changes in the significant factors affecting our revenues from education services may cause material fluctuations in our cash generated from operations. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or customer prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of companies mainly providing online professional education and test preparation courses;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in Internet, educational services and professional training services companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively manage the expansion of our operations through new acquisitions or joint ventures or to successfully realize the anticipated benefits of any such acquisition or joint venture.

We have historically complemented our organic growth through the selective acquisition of complementary businesses, assets, products or technology, or the formation of joint ventures, and we may continue to do so in the future. The identification of suitable acquisition targets or joint venture candidates can be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. Consummation of acquisitions and the subsequent integration of new assets and businesses into our own could also be costly and require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect and may even result in us suffering losses. With respect to the Gaokao retake preparation and high-school supplementary tutoring business that we acquired in September 2009, we suffered significant operating losses for the fiscal year ended September 30, 2011. As a result, we discontinued such business in September 2011 and sold it to a third-party in May 2012. Moreover, completions of acquisitions are typically subject to various approval processes. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay. Furthermore, acquisitions or joint ventures could result in the use of substantial amounts of cash, potentially dilutive issuances of equity or equity-linked securities or the incurrence of debt, the incurrence of significant goodwill, intangible assets and other long-term assets impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business, or other charges, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our operations could be disrupted by an outbreak of fire or other calamities and we have limited insurance coverage.

We store books and audio and visual products at our premises to support our courses. As such, there is a risk that these products and our premises may be damaged or destroyed by fire and other natural calamities. Any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption to our business. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers could severely disrupt our ability to deliver our courses and other services over our websites.

At present, insurance companies in the PRC offer limited coverage for business related risks. As such, we only have a very limited form of insurance for our property covering loss of property arising from theft, fire, lightning, explosives and damage caused by aerial objects. We do not have any business liability or disruption insurance coverage for our operations, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business and reputation. Any business disruption, litigation or natural disaster could expose us to substantial costs and losses.

Our financial performance and prospects could be affected by natural calamities or health epidemics.

Our business could be materially and adversely affected by natural calamities, such as floods and earthquakes or health epidemics such as influenza, severe acute respiratory syndrome or other epidemics. On May 12, 2008, a major earthquake struck China’s populous Sichuan province and was felt across much of the country, causing great loss of life, numerous injuries, property loss and disruption to the local economy. The earthquake had an immediate impact on our business as the Ministry of Finance postponed the administration of the Elementary Level and Intermediate Level Accounting Professional Qualification Exams across China. As a result of the exam dates being rescheduled from May 2008 to September 2008, deferred revenue generated from such exams had to be recognized over a longer period of time through September 2008. In addition, refundable fees relating to these two exams were not recognized as revenue in the fiscal fourth quarter ended September 30, 2008 and were instead recognized in the fiscal first quarter ended December 31, 2008 when the exam results were released. In addition, in recent years, there were reports regarding the occurrences of various forms of influenza in different parts of China, including cases resulting in deaths. A new avian flu strain H7N9 began appearing in China in early 2013, which has reportedly infected over 342 people across multiple provinces in China as of February 10, 2014. Any occurrence of natural calamities or epidemics may result in the postponement or rescheduling of examinations, which may in turn have an adverse impact on our revenues and performance. In addition, if our employees are affected by natural calamities or contagious or virulent diseases, we may fail to provide our courses, materials and services in a timely manner, which will have an adverse impact on our financial performance. We have not adopted any written preventive measures or contingency plans to combat any future natural calamities or outbreak of epidemics. Any natural calamities or prolonged recurrence of adverse public health developments in China may have a material and adverse effect on our business operations, financial performance and prospects.

We may be exposed to liability for our course content, information or advice we provide to our course participants or customers of our other services.

We may be subject to legal claims from our course participants or customers of our other services for losses they suffer if such losses arise from their reliance on content, information or advice that we provide to them. Such claims, with or without merit, may be expensive to defend and may have an adverse impact on our reputation. Further, if such claims are successful, we may be held liable to pay compensation which may in turn adversely affect our financial condition and results of operations.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley

Act”), has adopted rules requiring every public company to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. These requirements apply to our annual report on Form 20-F for the fiscal year ended September 30, 2013.

Our management has concluded that our internal control over financial reporting was effective as of September 30, 2013. Our independent registered public accounting firm has issued an attestation report, which has concluded that we maintained, in all material aspects, effective internal control over financial reporting as of September 30, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could negatively affect the reliability of our financial information and result in the loss of investors’ confidence in our reported financial information, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to the distribution of Internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% equity interests in any entity conducting Internet content distribution business.

Because we are a Cayman Islands company and we hold the equity interests of our PRC subsidiaries indirectly through China Distance Education Limited, a Hong Kong company, or CDEL Hong Kong, our PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among CDEL Hong Kong, our two PRC subsidiaries, Beijing Champion Distance Education Technology Co., Ltd., or Champion Technology and Beijing Champion Education Technology Co., Ltd. or Champion Education Technology, our affiliated PRC entity, Beijing Champion and its shareholders. Beijing Champion is a PRC limited liability company 79% owned by Zhengdong Zhu, our chairman and chief executive officer and a major shareholder, and 21% owned by Baohong Yin, our co-founder and deputy chairman, both of whom are PRC citizens. Beijing Champion holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of China’s Ministry of Industry and Information Technology, or MIIT (formerly known as the Ministry of Information Industry), which allows Beijing Champion to provide Internet content distribution services. Each of Beijing Caikaowang Company Limited, or Caikaowang, Beijing Champion Wangge Education Technology Co., Ltd., or Champion Wangge, and Beijing Zhengbao Yucai Education Technology Co., Ltd., or Zhengbao Yucai, is a subsidiary of Beijing Champion, and holds an ICP license issued by the Beijing Telecommunications Administration Bureau. Beijing Champion and its subsidiaries have also received approvals issued by the Beijing Telecommunications Administration Bureau to provide online bulletin board services on our websites where we currently provide such services. In addition, Beijing Champion holds a Permit of Internet Cultural Activities issued by the Beijing Municipal Bureau of Culture, which permits Beijing Champion to engage in production and dissemination of cultural products through the Internet. The ICP licenses and other approvals held by Beijing Champion and its subsidiaries are essential to the operation of our business.

As a result of these contractual arrangements, we control Beijing Champion and its subsidiaries and, accordingly, under U.S. GAAP, we consolidate its operating results in our financial statements. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of law. For example, on July 13, 2006, MIIT issued the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice. The MIIT Notice prohibits a domestic telecommunications service provider from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to the MIIT Notice, either the holder of a value-added telecommunications service license or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The MIIT Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In order to comply with the MIIT Notice, we have transferred all domain names and trademarks that are primarily used in connection with our online business activities from Champion Technology to Beijing Champion.

Furthermore, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries and Beijing Champion or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or Beijing Champion or its subsidiaries, which business and operating licenses are essential to the operation of our business;

•	levying fines;

•	confiscating our income, the income of our PRC subsidiaries or that of Beijing Champion or its subsidiaries;

•	shutting down our servers or blocking our websites;

•	discontinuing or restricting our operations or the operations of our PRC subsidiaries or Beijing Champion or its subsidiaries;

•	imposing conditions or requirements with which we, our PRC subsidiaries or Beijing Champion or its subsidiaries may not be able to comply;

•	requiring us, our PRC subsidiaries or Beijing Champion or its subsidiaries to restructure our relevant ownership structure, operations or contractual arrangements; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

If the regulatory authorities take any of the above-mentioned measures against us, we may have to cease our business operations and our reputation will be severely damaged, which in turn will materially and negatively affect our financial condition and results of operations.

Our contractual arrangements may be subject to national security review under PRC laws and regulations and, thus, be challenged by relevant regulatory authorities.

On February 3, 2011, the General Office of the State Council issued the Circular of the General Office of the State Council on the Establishment of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises (the “Circular on the Establishment of Security Review”), which became effective on March 4, 2011. Among other things, the Circular on the Establishment of Security Review stipulates that the scope of the security review lies in foreign investors’ acquisition of domestic military enterprises, military-related enterprises, enterprises involving sensitive military facilities and other enterprises that impact national defense security; foreign investors’ acquisition of domestic enterprises which may provide foreign investors with de facto control over industries relating to national security, such as important agricultural products, energy and natural resources, infrastructures, transportation services, technologies and major equipment manufacturing. On August 25, 2011, the Ministry of Commerce issued the Circular of the Ministry of Commerce on the Implementation of Security Review System for Foreign Investors’ Merger and Acquisition of Domestic Enterprises ( the “Circular on the Implementation of Security Review”), which became effective on September 1, 2011. Among other things, the Circular on the Implementation of Security Review further specifies that whether a foreign investors’ acquisition of domestic enterprises falls within the scope of the security review depends on the said transaction’s substantive content and practical influence. Foreign investors shall not circumvent the security review through any arrangements or schemes, including but not limited to trust, lease and/or contractual arrangements.

According to our PRC counsel, as our contractual arrangements were established in 2004, the new security review system shall not apply to our contractual arrangements. We cannot guarantee, however, that the Ministry of Commerce will not promulgate additional implementing rules or new rules that will bring our contractual arrangements under the scope of the security review system. Moreover, according to a press conference held by the Ministry of Commerce on September 20, 2011, there are no specific laws or regulations governing contractual arrangements like the ones that we employ, but the Ministry of Commerce together with other authorities would study how to regulate them in the future. Hence, we cannot assure you that our contractual arrangements will not be subject to new regulations that will be issued by relevant regulatory authorities and that such new regulations will not have a material adverse effect on our existing structure.

We rely on contractual arrangements with our affiliated PRC entity and its shareholders for our China operations, which may not be as effective in providing operating control as direct ownership. If any of Beijing Champion or its shareholders fails to perform its or their obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.

PRC laws and regulations restrict foreign ownership in Internet-related content distribution businesses. Because of these restrictions, we conduct our business and derive related revenues through contractual arrangements among CDEL Hong Kong, our PRC subsidiaries, Beijing Champion, and its shareholders, Mr. Zhengdong Zhu and Ms. Baohong Yin. We have no direct ownership interest in Beijing Champion. These contractual arrangements may not be as effective in providing us with control over Beijing Champion as direct ownership. If we were the controlling shareholder of Beijing Champion with direct ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Beijing Champion fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, including contract remedies, which we cannot be sure would be effective. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

In addition, these contractual arrangements, including the Technical Support and Consultancy Services Agreement, Equity Pledge Agreements, Exclusive Purchase Rights Agreement, and the related Powers of Attorney, are governed by PRC law, and most of these agreements (excluding the Powers of Attorney) provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “—General Risks Relating to Conducting Business in China—The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.” As a result, although the enforceability of the contractual arrangements may not be affected, the manner of enforcement may be unclear. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Pursuant to the Equity Pledge Agreements entered into by Champion Technology and Mr. Zhengdong Zhu and Ms. Baohong Yin, respectively, Mr. Zhengdong Zhu and Ms. Baohong Yin agree to pledge their equity interests in Beijing Champion to us to secure Beijing Champion’s performance of its obligations under the relevant contractual arrangements. The equity pledges under these Equity Pledge Agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Beijing Champion or its shareholders fails to perform its obligations secured by the pledges under the Equity Pledge Agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Beijing Champion in an auction or private sale and remit the proceeds to us, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Beijing Champion.

The shareholders of Beijing Champion may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Zhengdong Zhu and Ms. Baohong Yin are husband and wife, and shareholders of Beijing Champion, holding equity interests of 79% and 21%, respectively. The interests of Mr. Zhu and Ms. Yin as shareholders of Beijing Champion may differ from our interests. Although both of Mr. Zhu and Ms. Yin have given undertakings to act in the best interests of Champion Technology, we cannot assure you that, when conflicts arise, these individuals will act in our best interests or that conflicts will be resolved in our favor. In addition, Mr. Zhu and Ms. Yin may breach or cause Beijing Champion and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have arrangements to address potential conflicts of interest Mr. Zhu or Ms. Yin may encounter in his or her capacity as a record owner and director of Beijing Champion, on the one hand, and as a beneficial owner and director of our company, on the other hand. We rely on Beijing Champion, Mr. Zhu and Ms. Yin to comply with the laws of China, which protect contracts, including the contractual arrangements among Beijing Champion, its subsidiaries, its shareholders and us, which provide that Mr. Zhu and Ms. Yin should act in the best interest of our company despite being record owners of Beijing Champion. We also rely on Mr. Zhu and Ms. Yin to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly, in good faith and in our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes among us, Beijing Champion, Mr. Zhu and Ms. Yin, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by Beijing Champion and its subsidiaries that are important to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Beijing Champion, Beijing Champion and its subsidiaries hold certain assets that are important to the operation of our business. If Beijing Champion or any of its subsidiaries goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Beijing Champion or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements among us, our subsidiaries, subsidiary of Beijing Champion and Beijing Champion may be subject to scrutiny by the PRC tax authorities and a finding that we, subsidiary of Beijing Champion or Beijing Champion owe additional taxes could substantially reduce our consolidated net income.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among our subsidiaries, subsidiary of Beijing Champion and Beijing Champion do not reflect an arm’s length price and adjust the income of our subsidiaries, or that of Beijing Champion or its subsidiaries by means of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Beijing Champion, which could in turn increase its respective tax liabilities without reducing tax expenses of our subsidiaries and subsidiary of Beijing Champion. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. However, our PRC subsidiaries are required under PRC laws and regulations to allocate a portion of their annual after-tax profits, if any, to certain statutory reserves and funds prior to declaring and remitting dividends. For example, our PRC subsidiaries are required to allocate at least 10% of their after-tax profits to statutory reserves until such reserves reach 50% of their respective registered capital. Allocations to these statutory reserves and funds can be used only for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us.

If we lose control over the chops, seals or business licenses or private non-enterprise entity registration certificates of Beijing Champion and its subsidiaries, our business and operations could be materially and adversely affected.

Our PRC affiliated entity Beijing Champion and its subsidiaries have certain controlling non-tangible assets, such as chops, seals and their business licenses for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Beijing Champion and its subsidiaries have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our course participants. The legal representative seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Beijing Champion’s and its subsidiaries’ business licenses are required to be presented for (i) annual inspection by the industry and commerce administration authorities or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

Under the internal policies adopted by us for Beijing Champion and its subsidiaries, the use of chops and seals must be approved by the top management before the custodians, normally one of the top ranking managers of these assets, may affix the chops and seals to legal documents for approved uses. The management’s approval is required before the business licenses of Beijing Champion and its subsidiaries can be taken offsite.

Similar to the other aspects of Beijing Champion’s and its subsidiaries’ business operations, we control Beijing Champion’s and its subsidiaries’ controlling non-tangible assets through our control over Beijing Champion and its subsidiaries, which in turn is based on our contractual arrangements with Beijing Champion and its shareholders, rather than through direct ownership. As one of the measures to maintain the control over Beijing Champion and its subsidiaries, we appoint the legal representatives and the senior management team for each of Beijing Champion and its subsidiaries. To maintain their physical security, we require all chops, seals, business licenses to be stored in secured locations accessible only to the designated custodians.

Our procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail to maintain effective control over these controlling non-tangible assets for any reason, or if any of these controlling non-tangible assets were misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons’ malfeasance or any other reason, these controlling non-tangible assets may be used to (i) transfer assets of the affected entities without our approval, (ii) bind the affected entities with obligations against our interest which we would be forced to fulfill, (iii) obstruct the affected entities’ cash flow and financing, or (iv) prevent the affected entities from completing the required annual inspection or other administrative procedures, which will result in the loss of such entities’ valid existence. If the legal representative or person designated with the responsibility to control the non-tangible assets of a local entity of Beijing Champion and its subsidiaries misuses or misappropriates the controlling intangible assets in any manner, or otherwise acts against our instruction in an effort to seize control over such entity, we would need to have a shareholder or board resolution to take legal actions to seek the return of these assets, apply to the relevant authorities for new chops, seals, business licenses or private non-enterprise entity registration certificates, or otherwise seek legal remedies against such person, which may be time-consuming and may not be sufficient or timely to remedy all the harms caused. During any period in which we lose effective control of the activities as a result of such loss of control over or misuse or misappropriation of these non-tangible assets, the business activities of the affected entity may be severely disrupted and we could lose the economic benefits of that aspect of Beijing Champion and its subsidiaries’ business, which may materially and adversely affect our overall business operations, our financial position and results of operations.

If any of our affiliated entities fails to obtain and maintain the licenses and approvals required to conduct its business in China, our business, financial condition and results of operations may be materially and adversely affected.

The Internet industry in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the Internet industry. Each of our affiliated entities including Beijing Champion, Caikaowang, Zhengbao Yucai and Champion Wangge is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. Our affiliated entities have obtained primary approvals including an ICP license for our 17 websites and an approval for operating electronic bulletin board services on 11 websites where we currently provide such services. These licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Our affiliated entities, however, may be required to obtain additional licenses, such as an Internet Publishing License for engaging in Internet publishing and an Internet News Information Services Provision Approval for engaging in distribution of news through the Internet. If any of our affiliated entities fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the Internet industry may subject it to various penalties, such as confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated entities will materially and adversely affect our business, financial condition and results of operations.

If we are unable to re-register or obtain the necessary license as required by the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, in a timely manner or at all, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, in which case our business, financial condition and results of operations may be materially and adversely affected.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT, and the MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local counterparts or completing the relevant registration with SAPPRFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SAPPRFT promulgated a notice regarding the issues of management of Internet Audio-Video Program Services License, which provides that the application for re-registration of the Internet Audio-Video Program Services License shall be closed on December 20, 2009.

Due to uncertainties with respect to the interpretation and application of the Internet Audio-Video Program Measures, each year, we and our PRC counsel consult the Beijing Branch of SAPPRFT, or Beijing SAPPRFT, which is the competent authority in Beijing to grant the License for Disseminating Audio-Video Programs through Information Network, regarding whether online education services providers like us that provide audio-video educational courses and programs through the Internet only to enrolled course participants should apply for the said license. Prior to 2011, the officials in Beijing SAPPRFT consistently conveyed to us that we were not required to apply for the said license as we only transmit audio-video educational courses and programs through the Internet to enrolled course participants instead of the general public. However, in January 2011, a joint administrative enforcement commission of the Beijing government (including Beijing SAPPRFT) issued a warning to us and fined us RMB6,000 (US$897) for providing audio-video educational courses without obtaining the License for Disseminating Audio-Video Programs through Information Network. Thereafter, we submitted our application for such license to Beijing SAPPRFT. On August 1, 2011, Beijing SAPPRFT sent us an official response stating that it determined that we are not required to obtain the License for Disseminating Audio-Video Programs because our numerous education-related activities do not fall under the “Internet audio-visual services program.” We cannot guarantee that Beijing SAPPRFT will not change its position or that the reply will not be challenged by higher authorities in China, or that we will not be asked to obtain the said license again. If the regulatory authorities take any such action against us, it may materially and adversely affect our business. Moreover, if we are asked to re-register with relevant authorities or obtain the required license, we cannot assure you that our future application(s) will be approved by relevant authorities in a timely manner or at all. If we are subsequently required to and are unable to re-register or obtain the necessary license timely, or at all, due to reasons beyond our control, our equity ownership structure may require significant restructuring, or we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing Internet access and the distribution of news, information, audio-video programs and other content, as well as products and services, through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems in violation of PRC laws and regulations. Under regulations promulgated by the State Council, MIIT, the State Press and Publication Administration and the Ministry of Culture, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things:

•	opposes the fundamental principles of the PRC constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstition;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder, fear or abets the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights of a third party; and

•	includes other content prohibited by laws or regulations.

If any of our Internet content were deemed by the PRC government to violate any of the above content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our clients or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our websites in China.

General Risks Relating to Conducting Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential course participants to delay or cancel their plans to participate in our education courses, which in turn could reduce our net revenues.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the recent financial services and economic crises of these economies. The various economic and policy measures the PRC government adopts to forestall economic downturns or shore up the PRC economy may adversely affect our business. We cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the PRC economy and lead to changes in governmental policies that would be adverse to our business interests.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Champion Technology and Champion Education Technology, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our PRC affiliated entities,

Beijing Champion, Caikaowang, Champion Wangge, Beijing Haidian District Champion Training School, or Champion Training School, and Zhengbao Yucai, are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the education sector, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors.

Fluctuations in exchange rates could result in foreign currency exchange losses.

We report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi (which is the currency in which substantially all of our revenues and expenditures are denominated) relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-Renminbi exchange rate relatively stable within a very narrow range against the U.S. dollar (remaining within 1% of its July 2008 high) for almost two years from July 2008. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On April 15, 2012, the People’s Bank of China announced that it expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 0.5% to 1% as of April 16, 2012, to allow Renminbi to move more freely and better reflect market supply and demand. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to our PRC subsidiary, Champion Technology and affiliated entity, Beijing Champion, could materially increase our tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign-invested enterprises and high and new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. Under the then applicable PRC tax laws, each of our two PRC subsidiaries, Champion Technology and Champion Education Technology, had been granted preferential EIT treatment based on their status as foreign-invested enterprises and their status as high and new technology enterprises operating in

Beijing Zhongguancun Science Park. Our PRC affiliated entity, Beijing Champion had been granted preferential EIT treatment based on its status as a high and new technology enterprise operating in the Zhongguancun Science Park.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the EIT Law, and in December 2007, the State Council promulgated the implementation rules of the EIT Law, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Champion Technology, an enterprise established before the promulgation date of the EIT Law, continued to enjoy its preferential treatment under the phase-out rules, whereas Champion Education Technology, established after the promulgation date, was no longer entitled to its preferential treatment as of January 1, 2008. The EIT Law and its implementing rules permit qualified “high and new technology enterprises” to enjoy a reduced 15% EIT rate. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Champion Education Technology no longer qualified for the 15% reduced tax rate under the new criteria and became subject to the statutory 25% EIT rate as of January 1, 2008. Beijing Champion and Champion Technology obtained the qualification certificates of high and new technology enterprises under the EIT Law on December 24, 2008 with a valid period of three years starting from January 1, 2008 and renewed the certificates on October 11, 2011 for another three years. As a result, Beijing Champion was subject to the tax rate of 15% from 2008 onwards. Champion Technology was subject to the tax rate of 7.5% for 2008 through 2009 and 15% from 2010 onwards. The continued qualification of a high and new technology enterprise will be subject to annual evaluation and a three-year review by the relevant government authority in China. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Beijing Champion and Champion Technology will continue to qualify as high and new technology enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application for such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary, Champion Technology, and affiliated entity, Beijing Champion, could adversely affect our business, operating results and financial condition.

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” and will generally be subject to the uniform 25% PRC enterprise income tax rate on its global income. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation ( the “SAT”), or Circular 82, on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the SAT issued the Announcement of the SAT on Printing and Distributing the Administrative Measures for Oversea Registered Chinese-capital Controlled Tax Resident Enterprises (Trial), the Announcement 45, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. Announcement 45 clarifies matters including residence status determination, post-determination administration and competent tax authorities.

Our management is currently based in China and expected to remain in China. However, Circular 82 and Announcement 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider CDEL Cayman to be a PRC resident enterprise. However, the SAT may take the view that the determining criteria set forth in Circular 82 and Announcement 45 reflect general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that CDEL Cayman is a “resident enterprise” for PRC enterprise income tax purposes. The “resident enterprise” rule could be applied to CDEL Hong Kong as our intermediate holding company, Practice Enterprises Network China International Links Limited, or PENCIL, and DL Education Service, LLC, or DL Education with similar consequences. If the PRC tax authorities determine that CDEL Cayman, CDEL Hong Kong, PENCIL and DL Education are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, a dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to CDEL Cayman from our PRC subsidiaries through CDEL Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs are also subject to 10% income tax, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the 2014 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiary.

Under the EIT Law and its implementing rules, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as CDEL Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in those particular PRC subsidiaries, or 10% if it holds less than a 25% interest in those subsidiaries. However, the SAT promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our two PRC subsidiaries, Champion Education Technology and Champion Technology, are currently wholly owned by our Hong Kong subsidiary, CDEL Hong Kong, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If CDEL Hong Kong cannot be recognized as the beneficial owner of the dividends to be paid by Champion Education Technology and Champion Technology to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law and its implementing rules.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that its approval was required in connection with our initial public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rule, among other things, has certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Jingtian & Gongcheng, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval was not required for our initial public offering given the fact that our current corporate structure was established before the new regulation became effective. However, there remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that its approval was required for our initial public offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating activities in the PRC, delay or restrict capital contribution or shareholder loans by us to our PRC subsidiaries, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Complex procedures under PRC regulations for some acquisitions of PRC companies by foreign entities could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rule establishes additional procedures and requirements that could make some acquisitions of PRC companies by foreign entities, such as ours, more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign entity takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rule, the Anti-Monopoly Law, the security review rules, and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may restrict our ability to make loans to our PRC subsidiaries and PRC affiliated entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our PRC affiliated entities. From time to time, we plan to make loans to our PRC subsidiaries, whether currently in existence or to be formed in the future, and to our PRC affiliated entities, whether currently in existence or to be formed in the future, or make additional capital contributions to our PRC subsidiaries.

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have been registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to make loans to our PRC subsidiaries, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and their outcomes may be uncertain. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated another circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of the fund from offshore offerings to be closely examined and such fund to be settled in the manner described in the offering documents. Furthermore, it has come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties. Because our PRC affiliated entities are domestic PRC entities, we are not likely to finance their activities by means of direct capital contributions due to regulatory issues relating to foreign investment in the online education industry, as well as the licensing and other regulatory issues. Any loans we make to any of our PRC affiliated entities, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75. According to SAFE Circular 75, prior to establishing or assuming control of an offshore enterprise for the purpose of financing that offshore enterprise with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore enterprise upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore enterprise or (ii) any overseas fund-raising by such offshore enterprise after such injection. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore enterprise, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests. Under subsequent SAFE rules, PRC subsidiaries of an offshore enterprise governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, our PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Mr. Zhengdong Zhu is in the process of completing the requisite SAFE Circular 75 registration in connection with the transaction that occurred in October 2011 among Bertelsmann Asia Investment AG, Champion Shine Trading Limited (“CST”) and Champion Education Holdings Limited (“CEH”). In addition, Mr. Hongfeng Sun is also in the process of completing the requisite SAFE Circular 75 registration in connection with changes in his shareholding in our company.

We are committed to complying, and to ensuring that our shareholders who are PRC citizens or residents comply, with the SAFE Circular 75 requirements. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with Chinese regulations relating to employee share options granted by offshore listed companies to Chinese citizens.

Under applicable PRC regulations, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent, which can be a Chinese branch or representative of the offshore listed company, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company or a Chinese institution qualified for asset custody business, to register with the SAFE and complete certain other procedures, including applications for foreign exchange payment quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to such PRC regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and executive officers reside outside the United States. As a result, it may be difficult to effect service of process upon us or our directors or executive officers. In addition, you may find it difficult or impossible to bring an action against us or our directors or executive officers in a PRC court if you believe your rights have been infringed under the U.S. federal securities law or otherwise. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our registration statement may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

As an auditor of companies that are traded publicly in the United States and as an audit firm registered with the Public Company Accounting Oversight Board, or PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB. Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the CSRC and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

Inspections of certain other firms conducted by the PCAOB in jurisdictions outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China that audit U.S. reporting companies and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have indicated their intention to file a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. It will, therefore, be for the Commissioners of the SEC to make a legally binding order specifying the sanctions (if any) to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to a United States Court of Appeals, and the effect of the order might be further suspended pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including Champion Technology, Champion Education Technology, Beijing Champion and its subsidiaries, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the State Administration of Industry and Commerce (the “SAIC”), or the SAIC measures, corporate records such as registration records, registration documents submitted for approval, records relating to the change of the enterprise, records relating to the cancellation or revocation of the enterprise and records relating to the supervision and inspection of the enterprise can be inspected by the public through computers without restrictions, while a company’s book records and filings can only be inspected by authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by restricting the scope of information that the public can freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not subject to restriction on access under the SAIC measures) is only granted to authorized government officials or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class actions against such listed companies in the U.S.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publicly accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

Risks Relating to Our ADSs and This Offering

Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our ADSs, or publishes unfavorable research about us, the price of our ADSs may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China-based, US-listed education companies may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues due to postponement of exams or other reasons, earnings and cash flow, announcements of new investments, cooperation arrangements, acquisitions, cessation of business lines or legal disputes including arbitration, declaration of dividends and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. As of December 31, 2013, there were 136,336,789 ordinary shares outstanding, and we will issue                  new ordinary shares in the form of ADSs in this offering. All of our ADSs are freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of December 31, 2013, there were 1,028,284 outstanding options to purchase ordinary shares, out of which 940,908 outstanding options have vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADS could decline.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our second amended and restated memorandum of association and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings;

•	provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs; and

•	provisions that provide for a staggered board, whereby our board will be divided into three classes of directors, with directors in each class serving staggered three-year terms. With a staggered board, at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in a majority of the board. A staggered board tends to discourage proxy contests for the election of directors and purchases of a substantial block of shares because a staggered board operates to prevent a third party from obtaining control of our board in a relatively short period of time.

These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

A holder of ADSs may exercise its voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying ordinary shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You may not receive sufficient notice of a shareholders’ meeting for you to withdraw your ordinary shares and cast your vote with respect to any proposed resolution, as a holder of our ordinary shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying ordinary shares, will result in your having less time to consider meeting notices and materials than holders of ordinary shares who receive such notices and materials directly from us and who vote their ordinary shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our second amended and restated memorandum of association and articles of association, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out in the deposit agreement) received by the depositary from you will lapse. The depositary will have no obligation to demand voting on a poll basis with respect to any resolution and will have no liability to any holder of ADS for not having demanded voting on a poll basis. In addition, the depositary will, if so requested in writing by us, represent all the ordinary shares (whether or not voting instructions have been received in respect of such ordinary shares from you as of the record date) for the purpose of establishing quorum at a meeting of shareholders.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, do not timely vote, or voting instructions received fail to specify the manner in which the depositary is to vote ordinary shares underlying your ADSs unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the subject of the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that, absent the situations described above, you cannot prevent our ordinary shares underlying your ADSs from being voted and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ADSs or ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income.

Based on assumptions as to our projections of the value of our outstanding ADSs and ordinary shares and our expected use of the proceeds from this offering and of the other cash that we will hold and generate in the ordinary course of our business, we do not expect to be a PFIC for the current taxable year ending September 30, 2014 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. taxpayer, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADS or ordinary shares in a later year, even if we are not a PFIC in the year of disposition or distribution. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ordinary shares, certain non-corporate

U.S. shareholders would not be able to benefit from any preferential tax rate with respect to any dividend distribution received from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holder of our ADSs will receive these distributions in proportion to the number of our ordinary shares such holder’s ADSs represent. However, the depositary is not responsible to make a distribution available to any holders of ADSs if it decides that it is unlawful to make such distribution. For example, it would be unlawful to make a distribution to a holder of ADSs if it consisted of securities that required registration under the Securities Act but that were not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or unreasonable from a regulatory perspective for us to make them available to such holders. These restrictions may have a material adverse effect on the value of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so because of any requirement of law or any government or government body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, holders of ADSs may have less protection of shareholder rights than they would under U.S. federal or state laws.

Our corporate affairs are governed by our second amended and restated memorandum of association and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman

Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company, and Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Nearly all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are residents of countries other than the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures relating to the expansion of our business. We will have significant discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions could result in our applying the net proceeds of this offering in a manner other than as described in this prospectus. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that may lose value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus contains, and the information incorporated by reference into this prospectus may contain, forward-looking statements that are based on our expectations, assumptions, estimates and projections about us and our industry. All statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts are forward-looking, may involve estimates and assumptions and are subject to risk. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “could,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements may relate to, among other things:

•	our goals and growth strategies;

•	our future prospects and market acceptance of our courses and other products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	projected enrollment numbers;

•	our plans to expand and enhance our courses and other products and services;

•	competition in the education and test preparation markets; and

•	PRC laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from or worse than our expectations. Important risks and other factors that could cause our actual results to be materially different from our expectations are discussed in “Risk Factors.”

The forward-looking statements made in this prospectus and the information incorporated by reference relate only to events or information as of the date of the relevant document in which the statements are made. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, after the date of this prospectus or to reflect the occurrence of unanticipated events. All forward-looking statements included in this prospectus and the information incorporated by reference attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

This prospectus also contains data relating to China’s education, online education, professional education, test preparation and self-education markets that include projections based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their over-allotment option in full, after deducting underwriting discount and other estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures relating to the expansion of our operations. The timing and size of our particular capital expenditure needs may change rapidly in response to perceived market opportunities, technological changes and actions by our competitors and, therefore, our management is currently unable to allocate any specific portions of the net proceeds for particular uses. Our management will have significant flexibility and discretion in using the proceeds of this offering. Unforeseen events or changed business conditions could result in our applying the proceeds of this offering in a manner different from that described above.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—General Risks Relating to Conducting Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may restrict our ability to make loans to our PRC subsidiaries and PRC affiliated entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We currently do not plan to use the proceeds from this offering to fund the operations of Beijing Champion, our consolidated affiliated entity, or its subsidiaries.

Pending our use of the net proceeds we receive from this offering, we intend to invest our net proceeds in short-term, investment-grade debt securities or to deposit the proceeds into interest-bearing bank accounts.

DIVIDEND POLICY

On November 16, 2011, our board of directors approved and declared a special cash dividend of US$0.12 per ordinary share on our outstanding shares to shareholders of record as of the close of trading on December 15, 2011. Holders of ADS, each representing four ordinary shares of CDEL, were accordingly entitled to a cash dividend of US$0.48 per ADS.

On November 13, 2012, our board of directors approved and declared a special cash dividend of US$0.12 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on December 7, 2012. Holders of ADSs were accordingly entitled to a cash dividend of US$0.48 per ADS.

On November 20, 2013, our board of directors approved and declared a cash dividend of US$0.15 per ordinary share on our outstanding ordinary shares to shareholders of record as of the close of trading on January 8, 2014. Holders of ADSs were accordingly entitled to a cash dividend of US$0.60 per ADS.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, under the EIT Law, effective as of January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax, subject to reduction by an applicable tax treaty with the PRC if they are derived from profits generated after January 1, 2008. For a detailed discussion, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends, and otherwise fund and conduct our businesses,” and “Risk Factors—We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong Subsidiary.”

Our Board of Directors will, on a yearly basis, consider continuing to pay cash dividends in the future. Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions, market conditions and other factors our board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis; and

•	on a pro forma basis to reflect the net proceeds to us from this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs from us). The pro forma column represents our estimate based on an assumed public offering price of US$ per ADS (the last reported sale price of our ADSs on the NYSE on , 2014).

You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and corresponding notes thereto included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro forma
	(In thousands of dollars, except for share and per share data)
Equity:
Ordinary shares (US$0.0001 par value; 480,000,000 shares authorized; 136,336,789 issued and outstanding as of December 31, 2013) ( shares issued and outstanding on a pro forma basis as of December 31, 2013)	14
Additional paid-in capital	47,196
Accumulated other comprehensive income	7,015
Retained earnings	14,892
Total Equity	69,117

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES

Our ADSs were initially listed for trading on NYSE Arca under the symbol “DL.” On February 4, 2009, we transferred the listing and trading of our ADSs from NYSE Arca to the New York Stock Exchange, Inc., or the NYSE, under the same symbol “DL.” The following table sets forth the high and low trading prices of our ADSs on the NYSE (or NYSE Arca, prior to February 4, 2009), for the periods indicated:

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
Fiscal year ended September 30, 2009	8.90	2.08
Fiscal year ended September 30, 2010	7.96	3.04
Fiscal year ended September 30, 2011	5.48	1.85
Fiscal year ended September 30, 2012	4.15	1.80
Fiscal year ended September 30, 2013	11.49	3.08

Quarterly Highs and Lows
Quarter ended December 31, 2011	2.90	1.80
Quarter ended March 31, 2012	4.15	2.10
Quarter ended June 30, 2012	4.13	2.78
Quarter ended September 30, 2012	3.62	2.40
Quarter ended December 31, 2012	5.00	3.08
Quarter ended March 31, 2013	5.40	3.82
Quarter ended June 30, 2013	8.00	4.75
Quarter ended September 30, 2013	11.49	7.01
Quarter ended December 31, 2013	21.15	10.66

Monthly Highs and Lows
2013
August	11.31	9.30
September	11.49	8.75
October	12.50	10.66
November	17.90	11.91
December	21.15	16.82
2014
January	25.28	15.46
February (through February 20, 2014)	26.15	23.82

On February 20, 2014, the closing sale price of our ADSs as reported on the NYSE was US$24.44 per ADS.

EXCHANGE RATE INFORMATION

We use U.S. dollars as our reporting currency in our financial statements and in this prospectus. When reporting the operating results and financial position of our PRC subsidiaries and affiliated entities, we use the monthly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, as published by the People’s Bank of China. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On February 14 , 2014, the noon buying rate was RMB6.0666 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of any other information to be provided to you.

	Renminbi per U.S. dollars Noon Buying Rate
	Average (1)	Low	High	Period End
Fiscal year ended September 30, 2009	6.8302	6.8842	6.8171	6.8262
Fiscal year ended September 30, 2010	6.8112	6.8330	6.6869	6.6950
Fiscal year ended September 30, 2011	6.5356	6.6912	6.3778	6.3780
Fiscal year ended September 30, 2012	6.3376	6.3879	6.2790	6.2848
Fiscal year ended September 30, 2013	6.1857	6.2877	6.1123	6.1200
Most recent six months:
August 2013	6.1193	6.1302	6.1123	6.1193
September 2013	6.1213	6.1213	6.1178	6.1200
October 2013	6.1032	6.1209	6.0815	6.0943
November 2013	6.0929	6.0993	6.0903	6.0922
December 2013	6.0738	6.0927	6.0537	6.0537
January 2014	6.0509	6.0600	6.0402	6.0590
February 2014 (through February 14, 2014)	6.0613	6.0666	6.0591	6.0666

Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the fiscal year. Monthly averages are calculated using daily exchange rates during the month.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto set forth elsewhere in this prospectus and the section titled “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended September 30, 2013. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Description of Key Line Items

Net Revenues

In the three months ended December 31, 2013, we generated total net revenues of US$18.7 million. We derive net revenues from the sale of online education services, books and reference materials, and other related products and services. Our net revenues are presented net of PRC business tax and related surcharges, as well as value-added taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	For the Year Ended September 30,						For the Three Months Ended December 31,
	2011		2012		2013		2012		2013
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(In thousands, except for percentages)
Net Revenues:
Online education services	30,788	74.1%	40,281	77.3%	58,573	82.1%	10,779	82.9%	15,722	84.2%
Books and reference materials	4,743	11.4%	4,438	8.5%	5,129	7.2%	761	5.9%	1,111	5.9%
Others	6,033	14.5%	7,383	14.2%	7,658	10.7%	1,463	11.2%	1,858	9.9%

Total net revenues	41,564	100.0%	52,102	100.0%	71,360	100.0%	13,003	100.0%	18,691	100.0%

Online Education Services

We derive most of our revenues from the provision of online education services. Revenues from our online education services accounted for 82.9% and 84.2% of our total net revenues in the three months ended December 31, 2012 and 2013, respectively. Our online education services consist of online professional education and test preparation courses, test preparation courses for self-taught learners pursuing higher education degrees and test preparation courses for high school and college students preparing for various academic and college entrance exams, continuing education and professionals development courses, and language courses. Our professional training courses cover a wide range of industries, including accounting, healthcare, engineering & construction and others. We offer regular, premium and elite course formats, which differ in the level of service, pricing and refund privileges.

Books and Reference Materials

Revenues from our books and reference materials accounted for 5.9% of our total net revenues in both the three months ended December 31, 2012 and 2013. We primarily sell our own proprietary learning materials relating to professional courses and exams through third-party bookstores and distributors across China and directly through our online bookstore and our offices in Beijing. The sale of books and reference materials on topics related to our course subject matter complements our online course offerings, supplements the learning experience of our course participants, helps build brand recognition and loyalty among our course participants, and promotes our expertise and reputation in various professional fields. To promote our online courses, we also sell some of our books and reference materials together with complementary study cards which allow course participants to take a certain number of online courses at no additional charge.

Others

Other net revenues accounted for 11.2% and 9.9% of our total net revenues in the three months ended December 31, 2012 and 2013, respectively. We derive other net revenues mainly from the provision of offline training courses, courseware production services, platform production services, and consulting services.

Cost of Sales

Our cost of sales consists of cost of services and cost of tangible goods sold. The following table shows our cost of sales, gross profit and gross margin for the periods indicated.

	For the Year Ended September 30,						For the Three Months Ended December 31,
	2011		2012		2013		2012		2013
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(In thousands, except for percentages)
Net Revenues	41,564	100.0%	52,102	100.0%	71,360	100.0%	13,003	100.0%	18,691	100.0%
Cost of sales:
Cost of Services	(16,840)	(40.5)%	(20,494)	(39.3)%	(27,073)	(37.9)%	(5,604)	(43.1)%	(7,852)	(42.0)%
Cost of tangible goods sold	(2,794)	(6.7)%	(2,587)	(5.0)%	(2,844)	(4.0)%	(509)	(3.9)%	(578)	(3.1)%

Total cost of sales	(19,634)	(47.2)%	(23,081)	(44.3)%	(29,917)	(41.9)%	(6,113)	(47.0)%	(8,430)	(45.1)%
Gross profit and gross margin	21,930	52.8%	29,021	55.7%	41,443	58.1%	6,890	53.0%	10,261	54.9%

Cost of Services

Cost of services accounted for 43.1% and 42.0% of our net revenues in the three months ended December 31, 2012 and 2013, respectively. Cost of services are mainly composed of salaries and related expenses for our tutors, course and content development, and information technology technicians and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers, rental and related expenses, and other miscellaneous expenses. To date, salaries and related expenses constitute a large portion of our cost of services.

Fees paid to lecturers comprised a significant portion of our cost of services given that we allocate significant resources to hiring high-quality lecturers. The number of lecturers actively producing online courses for us was 293 and 280 in the three months ended December 31, 2012 and 2013, respectively.

Our tutors, course and content development, and information technology technicians and other employees also play a critical role in our course development and delivery. We maintain a large, well-trained pool of tutors to answer questions from course participants via our “query board”, usually within a 24-hour time period. Our tutors numbered 192 (including 19 part-time tutors) and 226 (including 27 part-time tutors) as of December 31, 2012 and 2013, respectively. We also allocate sizable resources to retain course production technicians capable of creating high-quality high-definition audio-video course materials and other interactive features for our online courses. The number of our course production technicians were 69 and 56 as of December 31, 2012 and 2013, respectively. We also have a sizable pool of information technology technicians capable of developing a reliable, scalable and secure online platform and technology infrastructure to support our services. The number of our information technology technicians were 41 and 65 as of December 31, 2012 and 2013, respectively.

Cost of Tangible Goods Sold

Book sale costs primarily comprise printing fees for our proprietary books and reference materials and royalties paid to contributing authors.

Operating Expenses

Our operating expenses consist of selling expenses, and general and administrative expenses.

Selling Expenses

Selling expenses accounted for 21.4% and 20.4% of our net revenues in the three months ended December 31, 2012 and 2013, respectively. Our selling expenses consist primarily of salaries and related expenses of our customer service staff and sales and marketing staff, commissions paid to our agents, advertising and promotion expenses, rental and related expenses, freight and delivery expenses related to our books and reference and promotional materials, and other selling expenses. The salaries of our customer service staff was significant as we increased the number of our customer service staff in line with the greater number of course participants and other customers, and as we increased the number of our customer service staff to generate sales through our direct sales efforts. Salaries of our sales and marketing staff were also significant as we maintained a large sales and marketing staff to promote our business.

General and Administrative Expenses

Our general and administrative expenses accounted for 18.9% and 14.3% of our net revenues in the three months ended December 31, 2012 and 2013, respectively. Our general and administrative expenses consist primarily of administrative staff compensation and benefits, professional fees, depreciation and amortization, rental and related expenses, share-based compensation expenses and other miscellaneous expenses. Staff benefits include pension, medical insurance, unemployment insurance, work-related injury insurance and housing subsidies. Other miscellaneous expenses include travel, office, communication and entertainment expenses.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended September 30, 2013. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended September 30,						For the Three Months Ended December 31,
	2011		2012		2013		2012		2013
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(In thousands, except for percentages)
Net Revenues:
Online education services	30,788	74.1%	40,281	77.3%	58,573	82.1%	10,779	82.9%	15,722	84.2%
Books and reference materials	4,743	11.4%	4,438	8.5%	5,129	7.2%	761	5.9%	1,111	5.9%
Others	6,033	14.5%	7,383	14.2%	7,658	10.7%	1,463	11.2%	1,858	9.9%

Total net revenues	41,564	100.0%	52,102	100.0%	71,360	100.0%	13,003	100.0%	18,691	100.0%
Cost of sales:
Cost of Services	(16,840)	(40.5)%	(20,494)	(39.3)%	(27,073)	(37.9)%	(5,604)	(43.1)%	(7,852)	(42.0)%
Cost of tangible goods sold	(2,794)	(6.7)%	(2,587)	(5.0)%	(2,844)	(4.0)%	(509)	(3.9)%	(578)	(3.1)%

Total cost of sales	(19,634)	(47.2)%	(23,081)	(44.3)%	(29,917)	(41.9)%	(6,113)	(47.0)%	(8,430)	(45.1)%

	For the Year Ended September 30,						For the Three Months Ended December 31,
	2011		2012		2013		2012		2013
	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues	US$	% of net revenues
	(In thousands, except for percentages)
Gross profit	21,930	52.8%	29,021	55.7%	41,443	58.1%	6,890	53.0%	10,261	54.9%
Operating expenses:
Selling expenses	(9,771)	(23.5)%	(11,337)	(21.8)%	(15,673)	(22.0)%	(2,779)	(21.4)%	(3,822)	(20.4)%
General and administrative expenses	(12,221)	(29.4)%	(8,248)	(15.8)%	(9,806)	(13.7)%	(2,454)	(18.9)%	(2,678)	(14.3)%
Impairment of purchased call option	(1,115)	(2.7)%	—	—	—	—	—	—	—	—

Total operating expenses	(23,107)	(55.6)%	(19,585)	(37.6)%	(25,479)	(35.7)%	(5,233)	(40.2)%	(6,500)	(34.8)%
Other operating income	603	1.5%	58	0.1%	59	0.1%	3	0.0%	49	0.3%

Operating income (loss)	(574)	(1.3)%	9,494	18.2%	16,023	22.5%	1,660	12.8%	3,810	20.4%
Interest income	883	2.1%	1,119	2.1%	1,415	2.0%	253	1.9%	507	2.7%
Exchange loss	(143)	(0.3)%	(40)	(0.1)%	(77)	(0.1)%	(21)	(0.2)%	(38)	(0.2)%

Income before income taxes	166	0.5%	10,573	20.3%	17,361	24.3%	1,892	14.6%	4,279	22.9%
Less: Income tax expense	(971)	(2.3)%	(2,600)	(5.0)%	(3,797)	(5.3)%	(416)	(3.2)%	(856)	(4.6)%

Net income (loss) from continuing operations	(805)	(1.8)%	7,973	15.3%	13,564	19.0%	1,476	11.4%	3,423	18.3%
Net loss of continuing operations attributable to non-controlling interest	303	0.7%	—	—	—	—	—	—	—	—

Net income (loss) from continuing operations attributable to China Distance Education Holdings Limited	(502)	(1.1)%	7,973	15.3%	13,564	19.0%	1,476	11.4%	3,423	18.3%
Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	(3,300)	(8.0)%	236	0.5%	—	—	—	—	—	—

Net income (loss) attributable to China Distance Education Holdings Limited	(3,802)	(9.1)%	8,209	15.8%	13,564	19.0%	1,476	11.4%	3,423	18.3%

Three Months Ended December 31, 2013 Compared to Three Months Ended December 31, 2012

Net Revenues

Our total net revenue increased by 43.7% to US$18.7 million in the three months ended December 31, 2013 from US$13.0 million in the three months ended December 31, 2012 for the reasons discussed below. Net revenue from online education services, books and reference materials, and other sources contributed 84.2%, 5.9% and 9.9% of total net revenues for the three months ended December 31, 2013, respectively.

Online education services. Net revenue from online education services increased by 45.9% to US$15.7 million in the three months ended December 31, 2013 from US$10.8 million in the three months ended December 31, 2012. This increase was primarily due to overall growth in the total number of our online course enrollments from 888,600 in the three months ended December 31, 2012 to 928,700 in the three months ended December 31, 2013, partially offset by the decrease in the enrollments of accounting and healthcare continuing education courses, which have lower average selling price, due to seasonal fluctuations. Our accounting courses continued to account for the majority of our course enrollments, while enrollments in our healthcare and engineering & construction courses, other than healthcare continuing education courses, also increased significantly. Of this revenue increase, our accounting courses combined generated revenues of approximately US$11.6 million in the three months ended December 31, 2013, compared to approximately US$8.7 million in the three months ended December 31, 2012. In addition, our healthcare and engineering & construction courses generated revenues of approximately US$1.2 million and US$1.7 million, respectively, in the three months ended December 31, 2013, compared to US$0.4 million and US$0.8 million, respectively, in the three months ended December 31, 2012.

Books and reference materials. Net revenue from books and reference materials increased by 46.0% to US$1.1 million in the three months ended December 31, 2013 from US$0.8 million in the three months ended December 31, 2012.

Others. Net revenue from other sources increased by 27.0% to US$1.9 million in the three months ended December 31, 2013 from US$1.5 million in the three months ended December 31, 2012. The increase was mainly due to higher revenue in other offline supplementary training courses and courseware production services.

Gross Profit

Gross profit increased by 48.9% to US$10.3 million in the three months ended December 31, 2013 from US$6.9 million in the three months ended December 31, 2012. Gross margin increased to 54.9% in the three months ended December 31, 2013 from 53.0% in the three months ended December 31, 2012 due to the scalability of our online education model as revenue growth outpaced increases in costs, including depreciation and amortization, and miscellaneous online education services-related expenses. The increase was partially offset by a significant growth in salaries and related expenses, primarily due to hiring more staff to further expand offline accounting professional training to the general public, greater fees paid to our lecturers attributable to our expanded course offerings, more course production hours and higher hourly lecturer fees, as well as server management and bandwidth leasing fees paid to third-party providers in connection with the launch of certain new high-definition courses and rental and related expenses.

Operating Expenses

Our operating expenses increased by 24.2% to US$6.5 million in the three months ended December 31, 2013 from US$5.2 million in the three months ended December 31, 2012 for the reasons explained below.

Selling expenses. Selling expenses increased by 37.5% to US$3.8 million in the three months ended December 31, 2013 from US$2.8 million in the three months ended December 31, 2012, which was primarily driven by increased advertising and promotional activities, higher commissions paid to agents due to an increase in sales of our courses, and higher salaries and related expenses for our customer service staff. As a percentage of our net revenues, however, our selling expenses decreased to 20.4% of our net revenues in the three months ended December 31, 2013 from 21.4% of our net revenues in the three months ended December 31, 2012, primarily due to the scalability of our online education model as revenue growth outpaced increases in selling expenses.

General and administrative expenses. General and administrative expenses increased by 9.1% to US$2.7 million in the three months ended December 31, 2013 from US$2.5 million in the three months ended December 31, 2012, primarily due to an increase in miscellaneous administrative and office expenses. Such increase was partially offset by the decreased share-based compensation expenses when options reached the end of the vesting schedule and professional fees. As a percentage of our net revenues, however, our general and administrative expenses decreased to 14.3% of our net revenues in the three months ended December 31, 2013 from 18.9% of our net revenues in the three months ended December 31, 2012 due to relatively stable administrative expenses.

Other Operating Income

In the three months ended December 31, 2013, we had other operating income of US$49,000 which was mainly due to a cash award issued by the Administrative Committee of Zhongguancun Science and Technology Park to local enterprises with well-known trademarks. In the three months ended December 31, 2012, we had other operating income of US$3,000 which was mainly due to gain on disposal of property, plant and equipment.

Income taxes

Income tax expenses increased by 105.8% to US$0.9 million in the three months ended December 31, 2013 from US$0.4 million in the three months ended December 31, 2012, primarily due to the increase in taxable income generated from the PRC in three months ended December 31, 2013 compared with three months ended December 31, 2012.

Net Income

As a result of the foregoing, our net income increased by 131.9% to US$3.4 million in the three months ended December 31, 2013 from US$1.5 million in the three months ended December 31, 2012.

Liquidity and Capital Resources

The following table presents a summary of our consolidated balance sheet data as of September 30, 2013 and December 31, 2013:

	As of September 30,	As of December 31,
	2013	2013
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	71,919	55,783
Term deposits	817	9,085
Restricted cash	6	16,519
Total assets	105,994	114,737
Deferred revenue	17,143	19,085
Refundable fees	4,300	4,636
Total liabilities	41,474	45,620
Total China Distance Education Holdings Limited shareholders’ equity	64,520	69,117
Total liabilities and equity	105,994	114,737

Historically, we have financed our operations primarily through internally generated cash. As of September 30, 2013 and December 31, 2013, we had approximately US$72.7 million and US$81.4 million in cash and cash equivalents, bank term deposits and restricted cash, respectively. As of December 31, 2013, our cash and cash equivalents of US$55.8 million primarily consisted of cash on hand, bank deposits, and AAA rated money market funds which are unrestricted as to withdrawal and use and are deposited with banks or financial institutions in China and Hong Kong. Our bank term deposits of US$9.1 million consisted of deposits placed with financial institutions with an original maturity of greater than three months and less than one year, of which the remaining time to maturity ranges from three to five months. Our restricted cash of US$16.5 million consisted of deposit placed with a financial institution to secure a RMB100 million (US$16.5 million) term loan facility with an 2.40% annual interest rate for a term of 18 months. The loan facility was drawn down in January 2014. We intend to finance our future working capital requirements and capital expenditures primarily from net cash generated from operating activities and existing cash and cash equivalents and, if necessary, certain financing arrangements. We believe that our working capital is sufficient for our present requirements.

The following table summarizes our cash flows for the periods indicated.

	For the Year Ended September 30,			For the Three Months Ended December 31,
	2011	2012	2013	2012	2013
	(In thousands of US$)
Net cash generated from operating activities	9,192	15,063	32,138	5,277	8,080
Net cash generated from (used in) investing activities	(9,843)	471	4,506	(1,254)	(25,262)
Net cash generated from (used in) financing activities	(8,063)	(17,168)	(15,659)	(15,910)	381
Exchange rate effect on cash and cash equivalents	906	410	1,211	324	665

Net increase (decrease) in cash and cash equivalents	(7,808)	(1,224)	22,196	(11,563)	(16,136)
Cash and cash equivalents at beginning of the year/period	58,755	50,947	49,723	49,723	71,919
Cash and cash equivalents at end of the year/period*	50,947	49,723	71,919	38,160	55,783

*	The balance on September 30, 2011 includes the cash and cash equivalents of Champion Xinlixiang, our discontinued operation.

Operating activities

Net cash of US$8.1 million generated from operating activities in the three months ended December 31, 2013 was primarily attributable to (i) net income before non-cash items including share-based compensation expenses, depreciation and amortization, (ii) decrease in accounts receivable of US$0.7 million, (iii) increase in accrued expenses and other liabilities of US$2.7 million, and (iv) increase in deferred revenue and refundable fees of US$2.0 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets, other non-current assets and decrease in income tax payable of US$0.5 million, US$0.5 million, and US$1.1 million respectively.

Net cash of US$5.3 million generated from operating activities in the three months ended December 31, 2012 was primarily attributable to (i) net income before non-cash items including share based compensation expenses, depreciation and amortization, (ii) decrease in accounts receivable of US$0.2 million, (iii) decrease in deferred costs of US$0.2 million, (iv) increase in accrued expenses and other liabilities of US$0.8 million, and (v) increase in deferred revenue of US$3.5 million. The increase in operating cash flow was partially offset by increase in prepayments and other assets, other non-current assets, and decrease in income tax payable of US$1.1 million, US$0.3 million, and US$0.3 million, respectively.

Investing activities

Net cash of US$25.3 million used in investing activities in the three months ended December 31, 2013 was primarily attributable to (i) the purchase of term deposits of US$8.2 million, (ii) the pledge of US$16.5 million in term deposit placed with a financial institution to secure a RMB100 million ($16.5 million) term loan facility, which was drawn down in January 2014, and (iii) capital expenditure of US$0.6 million.

Net cash of US$1.3 million used in investing activities in the three months ended December 31, 2012 was primarily attributable to the capital expenditure of US$1.3 million relating to property, plant and equipment, and software.

Financing activities

Net cash of US$0.4 million generated from financing activities in the three months ended December 31, 2013 was primarily attributable to proceeds from share options exercised by employees of US$0.3 million and repayment of loan to optionees in connection with exercise of options of US$0.6 million. The increase in cash flow was partially offset by loan to optionees in connection with exercise of options of US$0.5 million.

Net cash of US$15.9 million used in financing activities in the three months ended December 31, 2012 was primarily attributable to dividends paid to shareholders of US$16.1 million and loan to optionees in connection with exercise of options of US$0.4 million. The decrease in cash flow was partially offset by proceeds from share options exercised by employees of US$0.5 million.

Capital Expenditures

We incurred capital expenditures of US$1.3 million and US$0.6 million in the three months ended December 31, 2012 and 2013, respectively. The amount of capital expenditures in the three months ended December 31, 2012 and 2013 related primarily to our expenditures on property, plant and equipment, and software. From time to time, we may evaluate and make investments, acquisitions or divestments.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years	Others
	(In thousands of US$)
Operating lease obligations (1)	2,407	2,189	218	—	—	—
Others (2)	179	—				179
Total	2,586	2,189	218	—	—	179

(1)	Our operating lease obligations primarily relate to our leased servers and bandwidth as well as our leased offices and staff quarters in China, Hong Kong and United States. The office and staff quarter leases will expire at different times during the period from the date of this prospectus through 2015 and become subject to renewal. We will evaluate the need to renew each office and staff quarter lease on a case-by-case basis prior to its expiration.
(2)	Liabilities for unrecognized tax benefits. The balance disclosed under “Others” represents liabilities for which reasonable estimates about the timing of the payment cannot be made.

SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by the selling shareholders.

The calculations in the table below are based on 138,348,785 ordinary shares issued and outstanding as of the date of this prospectus and              ordinary shares immediately following the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
[ ]

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 500,000,000 ordinary shares, par value US$0.0001 per share, of which 138,348,785 ordinary shares are issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Law (2007 Revision) Cap. 22 of the Cayman Islands, or the Companies Law, in January 2008. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Our affairs are governed by our second amended and restated memorandum and articles of association and the Companies Law. The following summarizes the material terms of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the form of our second amended and restated memorandum and articles of association, which were filed as exhibits to our registration statement on Form F-1 (File No. 333-152167), as amended.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Meetings

Subject to the company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our second amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors and may not be called by any other person. Any shareholder wishing to propose matters to be considered at a general meeting must submit such proposal to our board of directors at least five days prior to the meeting date together with information of such shareholder’s beneficial ownership.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; (ii) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

Two shareholders present in person or by proxy that represent not less than one-third in nominal value of our total issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our second amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of Minority Shareholders

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and regarding which the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated articles of association.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our second amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our second amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our second amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our second amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under the share incentive plan for employees upon which a restriction on transfer imposed thereby still subsists, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by NYSE or in any other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of NYSE, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our second amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE, the U.S. Securities and Exchange Commission, or the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our directors may also resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our second amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and NYSE has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements.    A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our second amended and restated memorandum and articles of association provide that the number of our directors is fixed from time to time pursuant to a special resolution of our shareholders but must consist of not less than two directors. There is no maximum number of directors unless otherwise determined by our shareholders in general meeting. Any director on our board may be removed by way of a special resolution of our shareholders. Any vacancies on our board of directors can be filled by way of an ordinary resolution of our shareholders and additions to the existing board of directors can be filled by way of a special resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a simple majority of the remaining directors, although in the case of filling vacancies, this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our chairman or one third or more of the members of our board of directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director, be it by such director’s presence or by such director’s alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have an additional or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Committees of the Board of Directors

Pursuant to our second amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a nomination committee.

Issuance of Additional Ordinary Shares or Preferred Shares

Our second amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of four ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipts, or ADRs, evidencing the ADSs. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 (No. 333-152345).

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 90 days after the date of this prospectus. The 90 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “The Offering—Lock-up”.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 21 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the

United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

Persons depositing shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. You or persons depositing shares also may be charged the following expenses:

•	expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for the Cayman Islands: an annual fee of U.S.$1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to our prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

•	taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	cable, telex, electronic transmission and delivery expenses;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

The depositary has agreed with us to reimburse us for a portion of certain expenses incurred in connection with the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary by the brokers receiving newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Service fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (certificated or DRS) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary may, if permitted by the settlement systems provided by DTC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

In the event of refusal to pay the service fee, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

•	The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be, and (f) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

TAXATION

The following is a summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs and ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in our ADSs and ordinary shares, such as U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill & Pearman (Cayman) Limited. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng. To the extent the discussion relates to matters of current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP, our special U.S. counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to CDEL Cayman or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of CDEL Cayman.

The undertaking for CDEL Cayman is for a period of twenty years from January 29, 2008.

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC enterprise shareholders and gains derived by our non-PRC enterprise shareholders from disposition of our shares or ADSs are also subject to 10% income tax. The EIT Law and its implementing rules are unclear as to how to determine a PRC “resident enterprise” status for non-Chinese enterprise or enterprise group controlled entities. See “Risk Factors—Under China’s EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the state, local or non-U.S. tax. or the Medicare tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs and ordinary shares).

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based in part, upon representations of the depositary and the assumptions that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code and are:

•	An individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends on ADSs and Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, will be readily tradable on an established securities market in the United States. Since we do not expect our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. The deductibility of a capital loss may be subject to various limitations. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit limitation purposes. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ordinary shares.

Passive Foreign Investment Company

If we are a passive foreign investment company or “PFIC” in any taxable year in which you hold our ADSs or ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income. Based on assumptions as to our projections of the value of our outstanding ADSs and ordinary shares and our expected use of the proceeds from this offering and of the other cash that we will hold and generate in the ordinary course of our business, we do not expect to be a PFIC for the current taxable year ending September 30, 2014 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, which could affect our PFIC status in future years. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in this offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operations. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to have disposed of, your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs and Ordinary Shares” section above in the taxable year in which such distribution is made or in the preceding taxable year.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided they are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. It should be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, the mark-to-market election would not be available to you with respect to ordinary shares that are not represented by ADSs were we to be or become a PFIC. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and your adjusted tax basis in the ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of taxation discussed in the “—Dividends on ADSs and Ordinary Shares” section above. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer “marketable” or the Internal Revenue Service (“IRS”) consents to the revocation. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares. If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you are required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult with its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing our ADSs or ordinary shares if we are or become classified as a PFIC.

U.S. information reporting and backup withholding rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup. Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

Our ultimate holding company, CDEL Cayman, is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated CDEL Cayman in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers may be nationals or residents of jurisdictions other than the United States and a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as CDEL Cayman’s agent to receive service of process with respect to any action brought against CDEL Cayman in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against CDEL Cayman in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers, Dill & Pearman, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively, (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers, Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation, provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. Under the PRC Civil Procedure Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedure Law, the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for reciprocal recognition and enforcement of foreign civil judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a civil judgment rendered by a court in either of these two jurisdictions.

SHARES ELIGIBLE FOR FUTURE SALE

All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction in the United States or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

The ordinary shares held by existing shareholders prior to our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules and the registration rights held by certain of our shareholders are described below.

Rule 144

Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the NYSE, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Credit Suisse Securities (USA) LLC
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
Total

The underwriters and the representatives are collectively referred to as the “underwriters.” The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc will offer the ADSs in the United States through its registered broker-dealer affiliate in the United States Morgan Stanley & Co. LLC.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$            per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            and the total underwriters’ discounts and commissions would be US$            .

The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholder will pay the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholder and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$
Total by the selling shareholder	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$ million. Expenses include the SEC, the NYSE listing fees, and printing, legal, accounting and miscellaneous expenses.

Our ADSs are listed on the NYSE under the symbol “DL.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, we will not, subject to certain exceptions, during the period ending 90 days after the date of this prospectus:

•	directly or indirectly, offer, sell, pledge, contract to sell, announce the intention to sell, issue, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any ADSs, ordinary shares underlying the ADSs or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares (the “Lock-Up Securities”);

•	file or publicly disclose an intention to file any registration statement under the Securities Act with respect to any of the Lock-Up Securities; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Lock-Up Securities;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph generally do not apply to:

•	the sale and transfer of the ADSs and the underlying ordinary shares in this offering,

•	the issuance of share options to our directors, officers, employees, consultants and advisors, or

•	the issuance of the ordinary shares upon the exercise of share options issued by us pursuant to the share option plans existing on the date hereof.

Each of our directors, executive officers, our principal existing shareholders and the selling shareholder has agreed, subject to certain exceptions, not to:

•	directly or indirectly, offer, sell, pledge, contract to sell, announce the intention to sell, issue, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of the Lock-Up Securities, whether now owned or hereafter acquired by the transferor or with respect to which the transferor has or hereafter acquires the power of disposition; or

•	enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of the Lock-Up Securities;

during the period ending 90 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph generally do not apply to:

•	the sale and transfer of the ADSs and the underlying ordinary shares in this offering;

•	transactions relating to any Lock-Up Security acquired in this offering or in open market transactions after the completion of this offering;

•	the exercise by any of our directors, executive officers and shareholders of their rights to acquire any Lock-Up Security issued pursuant to any of our share option or similar equity incentive or compensation plans (collectively, the “Equity Incentive Grants”), provided that in each case, such plan is in effect as of the date hereof and disclosed herein (it being understood that any subsequent sale, transfer or disposition of any of our securities issued upon exercise of such Equity Incentive Grants shall be subject to the same restrictions);

•	transfers of the Lock-Up Securities to affiliates (as defined in Rule 12b-2 of the Exchange Act) of such director, executive officer or shareholder, and also, in the case of any shareholder that is a fund, a transfer to funds under common management with such shareholder or the limited partners, general partners or other principals of such fund or such shareholder; and

•	transfers of Lock-Up Securities to (i) an immediate family member or a trust formed for the benefit of such director, executive officer or shareholder or any immediate family member of such director, executive officer or shareholder, (ii) as a bona fide gift, or (iii) through will or intestacy;

provided that in the case of any transfer or distribution under the fourth and fifth bullet points above, each transferee, donee or distributee shall sign and deliver a lock-up letter.

Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities under the Securities Act. If we or the selling shareholder are unable to provide this indemnification, we and the selling shareholder will contribute to payments that the underwriters may be required to make for these liabilities.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, United States.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ADSs to be offered so as to enable an investor to decide to purchase any of our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ADSs in, from or otherwise involving the United Kingdom.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art.1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Japan

This offering has not been and will not be registered under the Financial Instruments and Exchange Law (Law No. 25 of 1948 of Japan, as amended, or the FIEL). The underwriters have represented and agreed that the ADSs being offered hereby which they purchase will be purchased by them as principal and that they will not, directly or indirectly, offer or sell any ADSs in Japan or to, or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any “Person Resident in Japan” (kyojusha) as defined in Section 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended), including any corporation or other entity organized under the laws of Japan.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any ADSs being offered hereby other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance. No advertisement, invitation or document relating to the ADSs being offered hereby will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell the ADSs being offered hereby or cause such ADSs to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Canada

The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. Except for the SEC registration fee and the FINRA filing fee, all amounts are estimates.

SEC registration fee	US$
FINRA filing fee
NYSE listing fee
Printing expenses
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

Total

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by this prospectus.

We incorporate by reference into this prospectus the following documents:

•	Our annual report on Form 20-F for the fiscal year ended September 30, 2013 filed with the SEC on December 27, 2013 (File No. 001-34122); and

•	All subsequent reports on Form 20-F and any report on Form 6-K that so indicates it (or any applicable portions thereof) is being incorporated by reference that we file with the SEC on or after the date hereof and until the termination or completion of the offering by means of this prospectus.

Our annual report on Form 20-F for the fiscal year ended September 31, 2013 filed on December 27, 2013 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with US GAAP.

Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents incorporated by reference have been modified or superseded. Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC.

We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, but not delivered with the prospectus. Requests for such copies should be directed to:

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Attention: Lingling Kong, Investor Relations Manager

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus and any accompanying prospectus supplement. These documents may also be accessed through our website at www.cdeledu.com or as described under the heading “Where You Can Find More Information About Us.” The information contained in, or that can be accessed through, our website is not a part of this prospectus or any accompanying prospectus supplement.

LEGAL MATTERS

Certain matters as to United States federal and New York state law will be passed upon for us by O’Melveny & Myers LLP and will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman (Cayman) Limited. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and will be passed upon for the underwriters by Junhe Law Offices.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from our annual report on Form 20-F for the year ended September 30, 2013, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and the related financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

We have filed a registration statement with the SEC on Form F-3 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a registration statement with the SEC on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-3, does not contain all of the information contained or incorporated by reference in the registration statement. You should read our registration statements and their exhibits and schedules and the information incorporated by reference in them for further information with respect to us and our ADSs.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of September 30, 2013	As of December 31, 2013
	US$	US$
ASSETS

Current assets
Cash and cash equivalents	71,919	55,783
Term deposits	817	9,085
Restricted cash	6	—
Accounts receivable, net of allowance for doubtful accounts of US$1,773 and US$1,801 as of September 30, 2013 and December 31, 2013, respectively	3,518	2,826
Inventories	698	619
Prepayment and other current assets	4,087	4,637
Deferred tax assets, current portion	1,751	1,553
Deferred cost	1,889	1,613

Total current assets	84,685	76,116

Non-current assets
Restricted cash long-term	—	16,519
Property, plant and equipment, net	10,202	10,666
Goodwill	7,711	7,795
Other intangible assets, net	1,476	1,422
Deposit for purchase of non-current assets	374	105
Other non-current assets	1,546	2,114

Total non-current assets	21,309	38,621

Total assets	105,994	114,737

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$13,361 and US$15,428 as of September 30, 2013 and December 31, 2013, respectively)	15,072	17,905
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,661 and US$2,367 as of September 30, 2013 and December 31, 2013, respectively)	4,282	3,219
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$17,120 and US$19,062 as of September 30, 2013 and December 31, 2013, respectively)	17,143	19,085
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,300 and US$4,636 as of September 30, 2013 and December 31, 2013, respectively)	4,300	4,636

Total current liabilities	40,797	44,845

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Non-current liabilities
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2013 and December 31, 2013, respectively)	677	775

Total non-current liabilities	677	775

Total liabilities	41,474	45,620

Equity
Ordinary shares (par value of US$0.0001 per share; Authorized - 480,000,000 shares at September 30, 2013 and December 31, 2013; Issued and outstanding - 135,532,141 and 136,336,789 shares at September 30, 2013 and December 31, 2013, respectively)	14	14
Additional paid-in capital	46,742	47,196
Accumulated other comprehensive income	6,295	7,015
Retained earnings	11,469	14,892

Total equity	64,520	69,117

Total liabilities and equity	105,994	114,737

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three months ended December 31,
	2012	2013
	US$	US$
Sales, net of business tax, value-added tax and related surcharges:
Online education services	10,779	15,722
Books and reference materials	761	1,111
Others	1,463	1,858

Total net revenues	13,003	18,691

Cost of sales
Cost of services	(5,604)	(7,852)
Cost of tangible goods sold	(509)	(578)

Total cost of sales	(6,113)	(8,430)
Gross profit	6,890	10,261

Operating expenses
Selling expenses	(2,779)	(3,822)
General and administrative expenses	(2,454)	(2,678)

Total operating expenses	(5,233)	(6,500)
Other operating income	3	49

Operating income (loss)	1,660	3,810
Interest income	253	507
Exchange loss	(21)	(38)

Income before income taxes	1,892	4,279
Income tax expense	(416)	(856)

Net income	1,476	3,423

Net income per share:
Basic	0.01	0.03
Diluted	0.01	0.02

Weighted average shares used in calculating net income per share:
Basic	134,754,567	135,805,355
Diluted	135,496,638	137,117,556

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Three months ended December 31,
	2012	2013
	US$	US$
Net income	1,476	3,423
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustments	443	720

Total comprehensive income	1,919	4,143

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total equity
		US$	US$	US$	US$	US$
Balance as of September 30, 2013	135,532,141	14	46,742	6,295	11,469	64,520
Net income	—	—	—	—	3,423	3,423
Foreign currency translation adjustments	—	—	—	720	—	720
Options exercised	679,648	—	336	—	—	336
Stock-based compensation expense	—	—	73	—	—	73
Grant of nonvested restricted shares	125,000	—	—	—	—	—
Loan to optionees in connection with exercise of options	—	—	(509)	—	—	(509)
Repayment of loan to optionees in connection with exercise of options	—	—	554	—	—	554

Balance as of December 31, 2013	136,336,789	14	47,196	7,015	14,892	69,117

	Number of Ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings/ (Cumulative deficits)	Total equity
		US$	US$	US$	US$	US$
Balance as of September 30, 2012	134,386,849	13	61,777	4,922	(2,095)	64,617
Net income	—	—	—	—	1,476	1,476
Foreign currency translation adjustments	—	—	—	443	—	443
Options exercised	820,672	1	519	—	—	520
Stock-based compensation expense	—	—	200	—	—	200
Grant of nonvested restricted shares	225,000	—	—	—	—	—
Dividends	—	—	(16,056)	—	—	(16,056)
Loan to optionees in connection with exercise of options	—	—	(408)	—	—	(408)
Repayment of loan to optionees in connection with exercise of options	—	—	35	—	—	35

Balance as of December 31, 2012	135,432,521	14	46,067	5,365	(619)	50,827

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended December 31,
	2012	2013
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,476	3,423
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	200	73
Depreciation of property, plant and equipment	437	450
Amortization of other intangible assets	200	180
Allowance for doubtful accounts	(5)	8
Losses on disposition of property, plant and equipment	10	—
Changes in operating assets and liabilities:
Decrease in accounts receivable	196	717
Decrease in inventories	164	86
(Increase) in prepayments and other assets	(1,105)	(504)
Decrease (increase) in deferred tax assets	(23)	215
Decrease in deferred cost	195	296
(Increase) in other non-current assets	(304)	(548)
Increase in accrued expenses and other liabilities	847	2,665
Increase in income tax payable	(301)	(1,102)
Increase in deferred revenue	3,455	1,744
Increase (decrease) in refundable fees	(284)	287
Increase in deferred tax liabilities	119	90

Net cash provided by operating activities	5,277	8,080

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	—	(8,210)
Deposit of restricted cash, net	—	(16,414)
Acquisition of property, plant and equipment	(887)	(601)
Acquisition of other intangible assets	(52)	(37)
Payment of deposit for the acquisition of non-current assets	(315)	—

Net cash used in investing activities	(1,254)	(25,262)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share options exercised by employees	519	336
Loan to optionees in connection with exercise of options	(408)	(509)
Repayment of loan to optionees in connection with exercise of options	35	554
Dividends paid to shareholders	(16,056)	—

Net cash provided by (used in) financing activities	(15,910)	381

Exchange rate effect on cash and cash equivalents	324	665

Net decrease in cash and cash equivalents	(11,563)	(16,136)
Cash and cash equivalents at beginning of the period	49,723	71,919

Cash and cash equivalents at end of the period	38,160	55,783

Supplemental schedule of cash flows information
Income tax paid	(621)	(1,652)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment and other intangible assets through utilization of deposits	145	272

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION

China Distance Education Holdings Limited (the “Company”) was incorporated under the law of the Cayman Islands on January 11, 2008. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are primarily engaged in providing online and offline education services, and selling related products in the People’s Republic of China (“PRC”).

As of December 31, 2013, details of the Company’s subsidiaries, its VIE and VIE’s subsidiaries were as follows:

Company	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Subsidiaries:
China Distance Education Limited (“CDEL Hong Kong”)	March 13, 2003	Hong Kong	100%	Investment holding
Practice Enterprises Network	February 23, 2010	Hong Kong	100%	Inactive
China International Links Limited (“Pencil”)
DL Education Service , LLC (“DL Education”)	September 27,2012	US	100%	Inactive
Beijing Champion Distance Education	January 5, 2004	PRC	100%	Provision of technical support and consultancy
Technology Co., Ltd. (“Champion Technology”)				services and course production
Beijing Champion Education Technology Co., Ltd. (“Champion Education Technology”)	April 23, 2007	PRC	100%	Software licensing and course production
Variable interest entity:
Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”)	July 12, 2000	PRC	Nil	Provision of online education services and sales of books and reference materials

Subsidiaries of variable interest entity:
Beijing Caikaowang Company Ltd. (“Caikaowang”)	November 28, 2007	PRC	Nil	Provision of online education services
Beijing Champion Wangge Education Technology Co., Ltd. (“Champion Wangge”)	June 24, 2008	PRC	Nil	Provision of online education services
Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”)	February 19, 2009	PRC	Nil	Provision of start-up training services
Beijing Haidian District Champion Training School (“Champion Training School”)	February 19, 2009	PRC	Nil	Provision of online and offline education services

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATION - continued

The VIE arrangements

The following financial information of the Company’s VIE and VIE’s subsidiaries as of September 30, 2013 and December 31, 2013 and for the three months ended December 31, 2013 and 2012 was included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances within the VIE and VIE’s subsidiaries:

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Cash and cash equivalents	39,706	37,027
Prepayment and other current assets	3,839	4,356
Total current assets	54,575	60,036
Total assets	72,515	78,134
Deferred revenue	17,120	19,062

Total current liabilities	38,442	41,493

Total liabilities	38,442	41,493

Total equity	34,073	36,641

	Three months ended December 31
	2012	2013
	US$	US$
Revenues	12,984	18,570

Net income (1)	3,206	6,397

Net cash provided by operating activities	3,003	5,449

Net cash used in investing activities	(1,208)	(8,594)

Effects of exchange rate changes	139	416

(1)	This is net income before service fees charged by Champion Technology and Champion Education Technology.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditor (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

2.	BASIS OF PRESENTATION AND USE OF ESTIMATES

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, management believes that the disclosure are adequate to ensure the information presented is not misleading. These financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended September 30, 2013, included in our 2013 Annual Report on Form 20-F filed with the SEC on December 27, 2013, referred to as our 2013 Annual Report.

The condensed consolidated financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly its results of operations and financial position for the interim periods. The results of operations for the three months ended December 31, 2013 and 2012 are not necessarily indicative of the results to be expected for future quarters or the full year.

For a complete summary of the Company’s significant accounting policies, please refer to Note 2, “Significant Accounting Policies” to consolidated financial statements for the years ended September 30, 2011, 2012 and 2013 in the Company’s 2013 Annual Report. There have been no material changes to the Company’s significant accounting policies during the three months ended December 31, 2013.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, consolidation of VIE and its subsidiaries, income tax, allowance for doubtful accounts and share-based compensation expenses. Actual results could materially differ from those estimates.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Accounts receivable	5,291	4,627
Less: allowance for doubtful accounts	(1,773)	(1,801)

Accounts receivable, net	3,518	2,826

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

4.	INVENTORIES, NET

Inventories consisted of the following:

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Books and other goods	708	604
Paper and other raw materials	102	129
Less: inventory provisions for slow-moving and obsolescence	(112)	(114)

	698	619

5.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consisted of the following:

	Notes	As of September 30, 2013	As of December 31, 2013
		US$	US$
Advance to the suppliers	(1)	1,873	2,262
Prepaid expenses		1,034	1,418
Current portion of receivables related to ITAT program	(2)	285	—
Funds receivable	(3)	285	339
Deposits		11	15
Others		599	603

Prepayment and other current assets, net		4,087	4,637

(1)	Advance to the suppliers represents interest-free cash deposits paid to suppliers for future purchase of raw materials and finished goods. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and is monitored on a regular basis by management. A charge to cost of sales will be recorded in the period in which a loss is incurred. To date, the Group has not experienced any loss of advances to suppliers.
(2)	Current portion of receivables represent the current portion of prepaid service fee for obtaining government authorization to provide the ITAT program, an information technique application training program, for ten years, starting from 2010. The group amortized such prepayment on a straight-line basis. In 2013, the Group ceased a series of cooperation on ITAT program. Based on the termination agreement signed in July 2013, the remaining unamortized prepaid service fee will be repaid within next 48 months. Accordingly, as of September 30, 2013, US$285 and US$171 were recorded as current portion and non-current portion of receivables, respectively, due from the government agency. During three months ended December 31, 2013, both the current and non-current portion of receivables due from the government agency were received by the Group.
(3)	Funds receivable arise due to the time taken to clear customers’ payment transactions through external payment networks. When customers remit fees to the Group via external payment networks using their bank account or credit card, there is a clearing period before the cash is received by the Group which usually takes one to three business days. These fees are recorded as a receivable until the cash is received.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

6.	RESTRICTED CASH LONG-TERM

On December 6, 2013, CDEL Hong Kong entered into a loan agreement with Deutsche Bank, AG, Singapore Branch, for a Renminbi 100 million, approximately US$16,519, of term loan facility. The loan facility will be matured in 18 months upon the draw-down of the loan. As a security for the loan, in December 2013, Champion Technology is required to place cash of Renminbi 100 million into an escrow account with Deutsche Bank, AG, Beijing Branch, which is recorded as restricted cash long-term on the balance sheet as of December 31, 2013.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Buildings	6,051	6,117
Electronic and office equipment	9,523	10,410
Leasehold improvement and building improvement	681	711
Motor vehicles	1,164	1,177

Total	17,419	18,415
Less: Accumulated depreciation	(7,217)	(7,749)

	10,202	10,666

8.	OTHER INTANGIBLE ASSETS, NET

Other intangible assets consisted of the following:

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Computer software	2,978	3,122
Trademarks and domain names	1,456	1,472
Website	106	107
Courseware	488	493
Business contracts	531	537
Copyrights	664	671
Platform	217	220

Total intangible assets	6,440	6,622

Less: Accumulated amortization
Computer software	(2,275)	(2,389)
Trademarks and domain names	(840)	(873)
Website	(106)	(107)
Courseware	(462)	(481)
Business contracts	(494)	(520)
Copyrights	(600)	(640)
Platform	(187)	(190)

Accumulated amortization	(4,964)	(5,200)

Intangible assets, net	1,476	1,422

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

9.	FAIR VALUE MEASUREMENT

The Group’s financial instruments consist of cash equivalents, term deposits, restricted cash, accounts receivable, other current assets, and other current liabilities. The carrying amounts of these instruments approximate their fair values due to their short-term maturity.

The Group reviews goodwill for impairment annually or more frequently if events or changes in circumstances indicate the possibility of impairment. Other intangible assets, and other long-lived assets are measured at fair value on a nonrecurring basis when there is an indicator of impairment, and they are recorded at fair value only when impairment is recognized. The fair value of these assets were determined using models with significant unobservable inputs which were classified as Level 3 inputs, primarily the discounted future cash flow.

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Accrued expenses	2,795	3,090
Salary and welfare payable	2,775	3,175
Tuition fee payables to government agencies	5,132	8,050
Remuneration payable to lecturers	2,314	620
Uncertain income tax liabilities	177	187
Other payable	1,879	2,783

	15,072	17,905

Tuition fee payable to government agencies mainly represents the portion of tuition fee collected by the Group on behalf of the government agencies which provide accounting continuing education courses and the Group is only responsible for the student recruiting and provision of online platform and shares certain percentage of fee tuition as service fees.

11.	TAXATION

The following table presents details of the provision for income taxes and the effective tax rates:

	Three months ended December 31,
	2012	2013
	US$	US$
Provision for income taxes	416	856
Effective tax rates	22%	20%

Consistent with prior periods, the effective tax rate differs from the PRC statutory tax rate of 25% mainly as a result of a preferential tax rate applicable to Champion Technology and Beijing Champion.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

11.	TAXATION - continued

The current and deferred components of the income tax expense appearing in the unaudited condensed consolidated statements of operations are as follows:

	Three months ended December 31,
	2012	2013

	US$	US$
Current tax expense	320	550
Deferred tax expense	96	306

	416	856

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred taxes are as follows:

	As of September 30, 2013	As of December 31, 2013
	US$	US$
Current deferred tax assets
Payroll payable	409	493
Accrued expenses	585	369
Allowance for doubtful accounts	518	506
Net operating loss carry-forwards	289	236
Total current deferred tax assets	1,801	1,604
Less: valuation allowance	(50)	(51)

Current deferred tax assets, net	1,751	1,553

Non-current deferred tax assets
Intangible assets	48	39
Property, plant and equipment	148	149
Net operating loss carry-forwards	372	376

Total non-current deferred tax assets	568	564
Less: valuation allowance	(262)	(276)

Non-current deferred tax assets, net	306	288

Non-current deferred tax liabilities
Intangible assets	78	64
Withholding tax on undistributed earnings	905	999

Total non-current deferred tax liabilities	983	1,063

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Undistributed earnings prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

11.	TAXATION - continued

a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that CDEL Hong Kong qualifies for the 5% withholding tax rate. CDEL Hong Kong’s deferred tax liabilities related to the withholding tax were US$905 and US$999 as of September 30, 2013 and December 31, 2013, respectively, on the undistributed earnings from its investment in the PRC entities generated after January 1, 2008. The related income tax expenses were US$94 for the three months ended December 31, 2013.

12.	NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Three months ended December 31,
	2012	2013
	US$	US$
Numerator:
Net income	1,476	3,423
- allocated to ordinary share - basic	1,475	3,420
- allocated to nonvested restricted share - basic	1	3

Denominator:
Weighted average number of ordinary shares outstanding	134,754,567	135,805,355
Weighted average number of nonvested restricted share	9,589	125,000
Plus incremental weighted average ordinary shares from assumed exercise of share options using the treasury stock method	732,482	1,187,201

Weighted average ordinary shares outstanding used in computing diluted net income per share	135,496,638	137,117,556

Basic net income per share	0.01	0.03

Basic net income per nonvested restricted share	0.01	0.03

Diluted net income per share	0.01	0.02

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

13.	SHARE INCENTIVE PLAN

Share options

A summary of the share option activity as of December 31, 2013, and changes during the three months ended December 31, 2013 are presented below:

Share option granted to employees and non-executive directors	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2013	1,579,732	US$	0.50
Exercised	679,648	US$	0.50

Outstanding, December 31, 2013	900,084	US$	0.50	5.80	3,760

Expected to vest, December 31, 2013	—		—	—	—

Exercisable at December 31, 2013	900,084	US$	0.50	5.80	3,760

A summary of the share option granted to non-employees as of December 31, 2013, and changes during the three months ended December 31, 2013 are presented below:

Share option granted to non-employees	Number of shares	Weighted- average exercise price		Weighted- average remaining contractual term (years)	Aggregated intrinsic value
Outstanding, September 30, 2013	128,200	US$	0.495

Outstanding, December 31, 2013	128,200	US$	0.495	4.30	536

Expected to vest, December 31, 2013	—		—	—	—

Exercisable at December 31, 2013	128,200	US$	0.495	4.30	536

The total intrinsic value of options exercised during the three months ended December 31, 2013 and 2012 were US$2,079 and US$227, respectively.

Nonvested restricted shares

On December 3, 2013, the Company granted 125,000 nonvested restricted shares of the Company to non-executive directors. These shares are restricted on transferability and will be forfeited if the directors cease to provide requisite service to the Company. The restriction will be removed upon the vesting of the nonvested restricted shares on the first anniversary of the issuance day. Before the removal of such restrictions, the holders of the nonvested shares shall be entitled to all rights and privileges of those of ordinary shareholders, and shall be entitled to voting rights and dividends. Therefore, these nonvested shares are considered participating securities for the purpose of net earnings per share calculation. The grant-date fair value of a nonvested restricted share was US$4.58, which was determined based on the closing price of the Company’s ADS on NYSE on December 3, 2013. Total share-based compensation associated to this grant amounted to US$573, which is recognized ratably over the requisite service period of one year.

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012 - continued

(In thousands, except share and per share data, or otherwise noted)

13.	SHARE INCENTIVE PLAN - continued

Nonvested restricted shares - continued

A summary of the nonvested restricted shares activities is as follows:

	Number of Nonvested restricted shares outstanding	Weight average grant-date fair value
		US$
Nonvested restricted shares outstanding at September 30, 2013	125,000	1.22
Granted	125,000	4.58
Vested	125,000	1.22

Nonvested restricted shares outstanding at December 31, 2013	125,000	4.58

Nonvested restricted shares expected to vest at December 31, 2013	125,000	4.58

The total fair value of shares vested during the three months ended December 31, 2013 and 2012 were US$153 and US$122, respectively. As of December 31, 2013, there was US$525 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 0.9 year.

Total share-based compensation expense of share-based awards granted to employees, non-employees and non-executive directors recognized for the three months ended December 31, 2013 and 2012 are as follows:

	Three months ended December 31,
	2012	2013
	US$	US$
Cost of services	13	—
General and administrative expenses	181	73
Selling expenses	6	—

	200	73

14.	SUBSEQUENT EVENTS

As disclosed in note 6, CDEL Hong Kong entered into a loan agreement. The loan facility of Renminbi100 million, approximately US$16,519, was subsequently drawn down on January 2, 2014.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of its officers and directors, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing for indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of our officers and directors for all actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except through their own fraud or dishonesty.

In addition, pursuant to an indemnification agreement entered into by us and each of our executive officers and directors, we have agreed to indemnify each of them, to the extent permitted by Cayman law, against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

Any underwriting agreement entered into in connection with an offering of the securities may also provide for indemnification of us and our officers and directors in certain cases.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable as a matter of United States law.

Item 9.	Exhibits.

See the Exhibit Index immediately following the signature page for a list of exhibits filed as part of this registration statement on Form F-3.

Item 10.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China on February 21, 2014.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chairman of the Board of Directors

POWER OF ATTORNEY

Each of the undersigned officers and directors of China Distance Education Holdings Limited hereby severally constitutes and appoints Zhengdong Zhu and Ping Wei as the true and lawful attorneys with full power to them to sign for the undersigned and in their name in the capacities indicated below, any and all amendments, including the post-effective amendments, to this registration statement, and generally to do all such things in the undersigned’s name and behalf in such capacities to enable China Distance Education Holdings Limited to comply with the applicable provisions of the Securities Act of 1933, as amended, and all rules and regulation thereunder, and all requirements of the Securities and Exchange Commission, and each of the undersigned hereby ratifies and confirms all that said attorneys shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on February 21, 2014.

Signature	Capacity

/s/ Zhengdong Zhu Name: Zhengdong Zhu	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

/s/ Ping Wei Name: Ping Wei	Chief Financial Officer (principal financial and accounting officer)

/s/ Baohong Yin Name: Baohong Yin	Deputy Chairman of the Board of Directors

/s/ Hongfeng Sun Name: Hongfeng Sun	Director

/s/ Xiaoshu Chen Name: Xiaoshu Chen	Independent Director

/s/ Annabelle Yu Long Name: Annabelle Yu Long	Independent Director

/s/ Liankui Hu Name: Liankui Hu	Independent Director

/s/ Carol Yu Name: Carol Yu	Independent Director

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of China Distance Education Holdings Limited , has signed this registration statement or amendment thereto in Newark, Delaware, on February 21, 2014.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement.*

3.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant.**

4.1	Form of Ordinary Share certificate.**

4.2	Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary. (1)

4.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.2). (1)

5.1	Opinion of Conyers, Dill & Pearman (Cayman) Limited.

8.1	U.S. Tax Opinion of O’Melveny & Myers LLP.

8.2	PRC Tax Opinion of Jingtian & Gongcheng.

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants, LLP.

23.2	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1).

23.3	Consent of Conyers, Dill & Pearman (Cayman) Limited (included in Exhibit 5.1).

23.4	Consent of Jingtian & Gongcheng (Shanghai) (included as Exhibit 8.2).

24.1	Power of Attorney (included on signature page of Part II of this Registration Statement).

*	To be filed as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-152167), as amended.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-152345) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.